

Great Southern Bancorp, Inc.

2002 Annual Report for our Shareholders



banking without borders

Annual Meeting

The 14th Annual Meeting of Shareholders will be held at 10 a.m. on Wednesday, May 14, 2003, at the Missouri Sports Hall of Fame, Springfield, Missouri.



Corporate Profile

Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank (the "Bank"), which converted from a mutual to a stock company in December 1989. In June 1998, the Bank converted from a federal savings bank charter to a Missouri chartered trust company.

Great Southern was founded in 1923 with a $5,000 investment, 4 employees and 936 members, and has grown to over $1.4 billion in assets, with more than 550 employees and nearly 84,000 customers.

The Bank is headquartered in Springfield, Missouri and operates 29 branches in 15 counties throughout the Ozarks; 11 in Springfield.

A community-oriented company, GSBC and its subsidiaries offer a full range of banking, lending, investment, insurance and travel services.

Corporate Mission

Our company's mission is to maximize return to our shareholders by providing the highest quality financial and travel services to our customers. By emphasizing customer service, cost control and product offerings, we feel we can not only create the best return for our shareholders, but also the best value for our customers and the best working environment for our associates.

Our company serves four primary constituencies and respects the following core values: That all decisions must be in the long-term best interest of our shareholders; that we treat our customers as we wish to be treated when we are customers elsewhere; that we foster productive long-term careers at Great Southern for our associates; and that we give back to the communities we serve by supporting appropriate area causes, particularly those which benefit children.

Stock Information

The Company's Common Stock is listed on The NASDAQ Stock Market under the symbol "GSBC".

As of December 31, 2002, there were 6,857,121 total shares outstanding and approximately 1,000 shareholders of record.

The last inter-dealer bid for the Company's Common Stock on December 31, 2002 was $36.75.

In 1998, the Company changed from a June 30 fiscal year to a December 31 fiscal year. The six month period ended December 31, 1998, transitions between the Company's old and new fiscal year ends.

High/Low Stock Price

Year Ended December 31, 2002	High	Low
First Quarter	$ 32.70	$ 26.70
Second Quarter	39.82	31.40
Third Quarter	41.34	34.51
Fourth Quarter	39.09	35.65
Year Ended December 31, 2001	High	Low
First Quarter	23.00	15.63
Second Quarter	27.10	20.63
Third Quarter	33.95	25.41
Fourth Quarter	33.10	25.75

General Informatio

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the corporation call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K
The Form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by request to:

Rex Copeland
Senior Vice President, CFO
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS
Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS
BKD, LLP
Hammons Tower
P.O. Box 1190
Springfield, MO 65801

LEGAL COUNSEL
Silver Freedman & Taff L.L.P.
1700 Wisconsin Ave., NW
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

table of contents









It's one thing to rest on laurels.

Another to look ahead.

The rest is well deserved.

But the laurels were born of restlessness,

the pursuit of something yet-to-be.

Knowing we can do better.

Achieving it. And seeing even more.

Looking back, we couldn't be prouder.

But as we celebrate our 80th year,

we do so looking ahead.



Where we've been is gratifying.

More important is where we go.

message from the chairman



Poised on the threshold of a company milestone - Great Southern's 80th anniversary - this report to our shareholder constituents is a combination of reflection on where we've come from and vision of where we're going.

The 14-year period since going public in 1989 can best be illustrated by three comparisons: net income, assets and stock value. Earnings for the year ended December 31, 2002, when compared to December 31, 1990 (our first full year after conversion), were ten times greater. Assets over the same time period have tripled and the value of each dollar invested has grown 26 times. Each share of stock purchased at $9.00 in the initial public offering in 1989 now has a value of $220.50.

Our performance continues to gain recognition nationally and, most importantly, here at home. In June 2002, the ABA Banking Journal ranked Great Southern Bancorp fifth in return on equity among all banks nationwide with assets over $1 billion. In the first nine months of 2002 the company achieved an efficiency ratio of 42.38%, with the *American Banker* ranking Great Southern in its list of "Most Efficient Bank Holding Companies." We ranked 23rd out of the top 500 and had the distinction of being the highest ranking Missouri institution.

Perhaps our most noteworthy accomplishment is the continued growth of market share in our home base of operations, Greene and Christian Counties in Missouri. As of June 30, 2002 (the latest date for which comparative data is available), we led the market with 17.8% of the deposits followed by Commerce (12.7%); Empire Bank (10.0%) and Bank of America (8.6%).

We are pleased to report calendar year 2002 was another record-breaking year with net income of $3.34 per share ($23.2 million), up 24% over last year's $2.70 per share ($18.8 million). In addition, the company posted growth in all the following areas: total assets were $1.4 billion (up 6 %); gross loans receivable were $1.0 billion (up 3%); and total deposits were $1.0 billion (up 15%).

Non-performing assets were $18.8 million, or 1.34% of total assets.

The company continues to maintain a healthy capital position. At December 31, 2002, stockholders' equity was $104.7 million (7.5% of total assets), equivalent to a book value of $15.27 per share.

The stock price increased by 20% from $30.50 on December 31, 2001 to $36.75 on December 31, 2002. By comparison, the S&P Bank Index was down 4% and the S&P 500 overall was down 23%.

With these successes noted and serving as yet another



Market Share*
Based on Deposits in Greene & Christian Counties
17.8%
16
14
12
10
8
6
4
2
0
The Bank
Guaranty FSB
U.S. Bank
Bank of America
Empire Bank
Commerce Bank
Great Southern Bank

* Data Source: FDIC Website
Data as of: June 30, 2002.



Five Year Cumulative Total Return**
Great Southern Bancorp
Nasdaq US Companies
Nasdaq Financial
$300
250
200
150
100
50
0
Jun '97
Jun '98
Dec '98
Dec '99
Dec '00
Dec '01
Dec '02

** Graph assumes that $100 was invested in the Common Stock on June 30, 1997 and that all dividends were reinvested.

the most important thing is what we do next

building block, we choose to look forward, as it is one thing to perfect what you've always done, but it is another to embark on new initiatives. We realize if we're going to continue to grow and be profitable that we must seek out new territories, targets and missions ... broadening our scope and practicing 'banking without borders.'

The phrase 'without borders' took on multiple meanings as the year unfolded, starting with the addition of a loan production office in Kansas City, Missouri. Our company had nearly $100 million in loan volume in the Kansas City market prior to opening that office. With existing business relationships and what is currently in process as a result of referrals and word of mouth, operating expenses are already covered for our first full year of operations. Additional loan production offices are being considered to grow our loan portfolio as participation opportunities and our awareness among large commercial banks increases and competition gets stronger and margins get tighter in the Springfield market.

'Without borders' also applied to demographics and customer segments as we embraced the ever-growing, but largely underserved Hispanic population with an initiative to overcome cultural and language barriers. The bank designated a special service center (Benton & Chestnut branch, Springfield market), increased staff to include bilingual customer service associates and is providing Spanish language options on our automated phone bank system, select literature, and ATMs through a gradual conversion process.

Lines of business expanded beyond traditional boundaries as we ventured into Correspondent Banking and began to offer accounts receivable and small unsecured lines of credit programs to enhance our "business banking" offerings.

'Outside the box' exemplified the thought processes which led us to innovative and uniquely different approaches to gaining awareness and acquiring new business. Market Finder assisted in identifying prospects based on their responses to a financial services satisfaction survey of businesses in the Springfield and Branson area. Those businesses which were dissatisfied or had needs that weren't being met were targeted. The initial results were impressive and we're moving forward with this program.

Even preconceived ideas about what constituted a profit center shifted as we created and staffed a Community Development Department. In less than a year, a Community Advisory Board has been formed; a subsidiary Community Development Corporation is in the organizational phase; and a number of initiatives benefitting community-revitalization developers, seniors, low-income individuals and other underserved segments are under way.

Finally, community investment/involvement by our company and its employees reached a new level as our efforts were



Net Income*
(per share of common stock)
$3.34
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun '90†
Jun '94
Jun '98
Dec '02



Total Assets
in billions
1.40
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Dec '90
Dec '94
Dec '98
Dec '02



Total Deposits
in billions
1.02
1.0
0.8
0.6
0.4
0.2
0.0
Dec '90
Dec '94
Dec '98
Dec '02



Total Loans
in billions
1.02
1.0
0.8
0.6
0.4
0.2
0.0
Dec '90
Dec '94
Dec '98
Dec '02



Commercial Real Estate & Construction Loans
in millions
517
500
400
300
200
100
0
Dec '90
Dec '94
Dec '98
Dec '02

*All per share amounts have been adjusted to reflect stock splits. The company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

focused, quantified and rewarded under the banner of our new Caring and Sharing Program. Caring and Sharing provides the umbrella to bring together the volunteer and fund raising efforts of the company, our associates and our customers, recognizing that collectively we can do more and make a bigger difference.

We are fortunate to have a nucleus of associates - without question the strongest to date - with the wherewithal to seek out new territories and targets that will enable us to continue to generate strong returns. It is in this spirit that we dedicate this annual report to our shareholders, customers and associates.



William V. Turner
CHAIRMAN

SELECTED CONSOLIDATED Financial Data

The following table sets forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2002, 2001, 2000 and 1999 to the six months ended December 31, 1998, and to the year ended June 30, 1998, are derived from our consolidated financial statements, which have been audited by BKD, LLP. The selected consolidated financial data as of and for the six months ended December 31, 1997 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the six months ended December 31, 1997 have been included. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Information." Results for past periods are not necessarily indicative of results that may be expected for any future period.

	December 31,					June 30,
	2002	2001	2000	1999	1998(1)	1998
	(Dollars in thousands)					
Summary Statement of Condition Information:						
Assets	$1,402,638	$1,323,103	$1,130,178	$964,803	$836,498	$795,091
Loans receivable, net	997,647	964,886	890,784	766,807	696,962	653,672
Allowance for loan losses	21,288	21,328	18,694	17,293	16,928	16,373
Available-for-sale securities	236,269	233,805	126,409	79,891	6,476	6,363
Held-to-maturity securities	52,587	37,465	27,758	37,646	60,394	51,917
Foreclosed assets held for sale, net	4,328	3,057	2,688	817	2,810	4,751
Allowance for foreclosed asset losses	---	150	---	---	---	---
Intangibles	---	---	264	404	543	626
Deposits	1,021,957	886,870	751,042	625,900	597,625	549,773
Total borrowings	268,494	333,666	291,573	261,642	159,250	169,509
Stockholders' equity (retained earnings substantially restricted)	104,709	85,254	71,049	68,926	68,382	67,409
Average loans receivable	1,000,044	936,117	843,170	746,979	647,797	624,290
Average total assets	1,344,989	1,193,772	1,013,963	928,182	805,170	747,901
Average deposits	963,255	802,286	676,633	612,503	577,820	487,386
Average stockholders' equity	95,728	79,484	69,208	68,758	66,997	64,212
Number of deposit accounts	73,861	71,998	73,394	73,932	74,375	74,070
Number of full-service offices	29	28	27	27	27	27

SELECTED CONSOLIDATED

Financial Data

	Year Ended December 31,				Six Months Ended December 31,		Year Ended June 30,
	2002	2001	2000	1999	1998[1]	1997	1998
	(Dollars in thousands)						
Summary Income Statement Information:							
Interest income:							
Loans	$64,062	$76,107	$77,399	$63,386	$30,332	$27,878	$57,537
Investment securities and other	16,099	13,390	8,751	4,652	2,153	2,163	4,395
	80,161	89,497	86,150	68,038	32,485	30,041	61,932
Interest expense:							
Deposits	22,244	32,405	32,244	24,966	12,255	10,395	20,951
Federal Home Loan Bank advances	6,852	10,339	14,312	9,403	4,237	4,676	9,905
Short-term borrowings and trust preferred securities	1,241	3,163	2,305	1,094	38	530	1,136
	30,337	45,907	48,861	35,463	16,530	15,601	31,992
Net interest income	49,824	43,590	37,289	32,575	15,955	14,440	29,940
Provision for loan losses	5,800	5,200	3,106	2,062	1,291	852	1,853
Net interest income after provision for loan losses	44,024	38,390	34,183	30,513	14,664	13,588	28,087
Noninterest income:							
Commissions	5,786	5,765	7,024	7,054	3,136	2,586	5,652
Service charges and ATM fees	8,430	8,352	5,968	4,502	2,390	1,753	3,841
Net realized gains on sales of loans	1,575	1,756	570	1,098	386	461	1,125
Net realized gains (losses) on sales of available-for-sale securities	3,443	139	(9)	316	355	873	1,398
Income (expense) on foreclosed assets	(597)	(216)	295	---	420	383	326
Other income	1,186	1,237	1,135	2,379	1,171	777	1,457
	19,823	17,033	14,983	15,349	7,858	6,833	13,799
Noninterest expense:							
Salaries and employee benefits	15,842	15,126	13,642	13,765	5,743	5,227	10,829
Net occupancy expense	5,337	4,730	4,529	4,124	1,772	1,349	3,034
Postage	1,426	1,233	1,152	1,006	447	392	857
Insurance	514	485	521	639	292	352	637
Amortization of excess of cost over fair value of net assets acquired	---	284	160	160	83	---	65
Advertising	622	686	713	611	276	295	586
Office supplies and printing	828	774	703	991	396	323	666
Other operating expenses	3,765	3,872	4,084	3,871	2,297	1,945	3,844
	28,334	27,190	25,504	25,167	11,306	9,883	20,518
Income before income taxes	35,513	28,233	23,662	20,695	11,216	10,538	21,368
Provision for income taxes	12,301	9,475	8,184	7,018	3,858	3,058	6,924
Net income	$23,212	$18,758	$15,478	$13,677	$ 7,358	$ 7,480	$14,444

SELECTED CONSOLIDATED
Financial Data

	At or For Year Ended December 31,				At or For Six Months Ended December 31,		At or For Year Ended June 30,
	2002	2001	2000	1999	1998[1]	1997	1998
	(Dollars in thousands, except for per share data)						
Per Common Share Data:							
Basic earnings per common share	$ 3.38	$ 2.72	$ 2.16	$ 1.79	$ .93	$ .93	$ 1.79
Diluted earnings per common share	3.34	2.70	2.12	1.76	.91	.91	1.76
Cash dividends declared	.70	.50	.50	.50	.24	.21	.43
Book value	15.27	12.42	10.30	9.20	8.76	8.13	8.47
Average shares outstanding	6,863	6,890	7,166	7,620	7,897	8,082	8,052
Year-end actual shares outstanding	6,857	6,863	6,897	7,489	7,803	8,066	7,962
Year-end fully diluted shares outstanding	6,940	6,929	7,098	7,601	8,012	8,218	8,204
Earnings Performance Ratios:[2]							
Return on average assets[3]	1.73%	1.57%	1.53%	1.56%	1.83%	2.08%	1.93%
Return on average stockholders' equity[4]	24.25	23.60	22.36	19.98	21.97	24.04	22.49
Non-interest income to average total assets	1.47	1.43	1.48	1.65	1.95	1.90	1.85
Non-interest expense to average total assets	2.11	2.28	2.52	2.87	2.81	2.75	2.74
Average interest rate spread[5]	3.59	3.37	3.26	3.36	4.02	3.78	3.79
Year-end interest rate spread	3.70	3.44	3.26	3.40	3.62	3.75	3.81
Net interest margin[6]	3.85	3.80	3.81	3.86	4.32	4.18	4.18
Adjusted efficiency ratio (excl. foreclosed assets)[7]	40.34	44.69	49.07	52.51	48.33	47.31	47.20
Net overhead ratio[8]	.63	.85	1.04	1.06	.87	.85	.90
Common dividend pay-out ratio	20.81	18.52	23.58	28.41	25.82	23.08	24.43
Asset Quality Ratios:[2]							
Allowance for loan losses/year-end loans	2.09%	2.16%	2.06%	2.21%	2.37%	2.48%	2.44%
Non-performing assets/year-end loans and foreclosed assets	1.84	1.22	1.66	1.26	1.46	2.20	1.81
Allowance for loan losses/non-performing loans	146.60	237.03	149.72	194.48	228.20	155.26	227.18
Net charge-offs/average loans	.58	.27	.20	.23	.23	.09	.16
Gross non-performing assets/year-end assets	1.34	.91	1.34	1.05	1.55	1.84	1.79
Non-performing loans/year-end loans	1.43	.91	1.37	1.18	1.42	1.60	1.42
Balance Sheet Ratios:							
Loans to deposits	97.62	108.80	118.61	122.51	116.62	134.11	118.90
Average interest-earning assets as a percentage of average interest-bearing liabilities	111.22	110.67	111.06	111.95	106.57	108.82	108.62
Capital Ratios:							
Average stockholders' equity to average assets	7.12%	6.66%	6.83%	7.41%	8.32%	8.64%	8.59%
Year-end tangible stockholders' equity to assets	7.47	6.44	6.26	7.10	8.11	8.67	8.40
Great Southern Bank:							
Tier 1 risk-based capital ratio	10.32	8.93	8.91	8.97	9.65	9.95	9.71
Total risk-based capital ratio	11.58	10.20	10.17	10.23	10.92	11.22	10.98
Tier 1 leverage ratio	8.22	7.18	7.36	7.45	8.15	7.49	7.52
Ratio of Earnings to Fixed Charges:[9]							
Including deposit interest	2.17x	1.62x	1.48x	1.58x	1.68x	1.68x	1.67x
Excluding deposit interest	5.39x	3.09x	2.42x	2.97x	3.62x	3.02x	2.94x

(1) In 1998, we changed our fiscal year-end from June 30 to December 31.
(2) Certain financial ratios for interim periods have been annualized
(3) Earnings divided by average total assets.
(4) Earnings divided by average stockholders' equity.
(5) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(6) Net interest income divided by average interest-earning assets.
(7) Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.
(8) Non-interest expense less non-interest income divided by average total assets.
(9) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

territories and targets

"Our commitment to 'doing whatever it takes' for the customer will ensure our success in these new endeavors."

Barby Pohl
Vice President - Branch Administration

Great Southern's role as a market leader was established long before we actually became the largest financial institution in southwest Missouri. Innovative products, services, consumer conveniences and aggressive branching have all served to distinguish the Great Southern name since at least the mid-70s, and as we've surpassed many fine competitors to attain a #1 market position today, we continue to raise the bar in building customer relationships throughout the region.

Market leadership involves leading, of course. But in the context of relationship banking, whether we lead our customers to greener pastures or follow them is a moot distinction. Our focus has always been on the consumer, not the competitor, and our ongoing role as market leader in the development of new products and points of service is a direct result of following, anticipating and answering consumer needs. This customer orientation also guides us into new territories, and helps us uncover new opportunities and targets within our existing service area as well. In short, we do well by doing good.

The opening of a dedicated loan production office in Kansas City this year acknowledges the positive impact of nearly $100 million in loan volume the bank has already provided local clients with interests in the Kansas City area. It simultaneously marks the discovery of an important new market for the bank. As Commercial Lending Manager Gary Lewis notes, "The opportunity to serve more customers is definitely there. Now that we have a physical presence, we are poised to do greater things in the Kansas City area."

The new office at Ward Parkway and Wornall Road is managed by 24-year Kansas banking veteran Cal Glasco, who adds "The recipe for success in Kansas City is simple: Shower our customers and prospects with more expertise and service than



Business is served. *Jeremy Gilpin hosted a series of one-on-one luncheons with Joplin area commercial loan clients and prospects to underline the benefits of a single point of contact, full banking service relationship.*



George Birt's Conover Lofts project provides upscale living in KC's historic River Market area. Shown here with Kansas City Commercial Lending Manager Cal Glasco (right), George sums up his relationship with the bank in one word: "Responsive."

they expect. This is exactly what has made Great Southern the excellent company it is in southwest Missouri."

Customers include developers of Kansas City's River Market area, downtown projects and the conversion of buildings and warehouses to upscale condos, apartments and shops. The comparison to our successful involvement with Springfield's own Downtown Renaissance is underlined by Community Development VP Brian Fogle. "It's almost a quality-of-life issue," Brian explains. "Our experience has shown that thoughtful, community-oriented development is not only a good partnership for the bank, it serves the whole community. It's a win-win."



"Our customers benefit by new opportunities to participate in our economy, and we benefit by building strong customer relationships."
– Brian Fogle, Vice President - Community Development

Other targets for additional commercial loan production include rapidly-developing markets within our existing service area. The bank has positioned two other dedicated commercial loan officers, James Brookhart and Jeremy Gilpin, in Osage Beach and Joplin, respectively. Local client testimonials support marketing efforts under the headline "Great Bank. Great Relationship", leveraging the combination of Great Southern's size, lending ability and exceptional client service. Combined commercial loan volume in our Osage Beach and Joplin area markets has more than doubled since January 2001.



Great Southern's Hispanic outreach program is an example of "doing well by doing good" that's especially close to home. U.S. Census data confirms that the Hispanic population in the Ozarks tripled from 1990 to 2000. These new neighbors represent the fastest growing consumer segment in America, accounting for over $500 billion in purchasing power in our country last year. Yet studies show that more than 40% of this new market is reportedly "unbanked" and unfamiliar with the American economic system due to language and other barriers.

In a major initiative to address the specific cultural and financial needs of area Hispanic consumers, Great Southern is knocking down the barriers through an outreach services program under the banner Sueños Sin Fronteras™, or "Dreams without Borders." Key elements of the program include bilingual tellers and customer service associates, a designated Hispanic branch office at our Benton & Chestnut location, and the gradual conversion of ATMs, financial services literature, online banking and automated telephone service to include Spanish language options.

The bank also accepts the Mexican Consulate ID Card (Matricula Consular) as a primary form of identification to make it easier for Mexican citizens to subscribe to our services, and partners with the local advocacy and resource organization Grupo LatinoAmericano to present financial literacy programs to the Hispanic community.

Along with free checking and other trademark conveniences, Great Southern offers culturally-specific services, including an electronic remittance system so that customers can send money to loved ones in Mexico safely, conveniently and affordably, without the expensive check-cashing and wire service fees many have experienced elsewhere.

territories and targets

"We have assembled a talented and experienced staff to sell and service the business lines. The combination of products, prices and staff position us as The Local Force *in business banking."*

Lin Thomason
Vice President - Director of Information Services

The bank has developed and packaged specialized services to target other key constituencies in our market area including businesses and high potential, affluent prospects.

While Great Southern has a long history of serving commercial clients, the company significantly deepened its commitment by creating a Corporate Services division, with a dedicated staff whose sole mission is to serve commercial clients. Internet banking, statement imaging, ACH origination, cash concentration and a host of other integrated tools are tailored to each client's specific treasury management needs.

On another business front, Great Southern Merchant Services focuses on helping business customers serve their own customers. Merchant Services provides clients the ability to accept credit, debit, gift and purchasing cards and checks, while simplifying their monthly reconciliation processes and often reducing their per-transaction costs.

Corporate Services marketing unfolded in three stages during the year, beginning with the solicitation of existing commercial loan customers for any other-bank deposit business. As a part of the effort to expand our commercial client relationship, employees cross-trained between departments to coordinate and beef up referral and hand-off procedures. On the



A sophisticated BancAnalyst program makes marketing information easily accessible on-screen, including geographic product potential.


VIP BANKING
Heather Ramsey
Director-VIP Banking
desk: 417-888-5845
cell: 417-818-3375
home: 417-886-4042
fax: 417-888-5846
Great Southern
email: hramsey@greatsouthernbank.com

VIP Director Heather Ramsey assures that each client enjoys a consistent and familiar customer experience and makes doing business with us as easy and convenient as possible for clients like Northside Eye Clinic surgeon Pat Collins, M.D.

new opportunities to excel at what we do

heels of a highly successful introduction and armed with this direct client experience, Corporate Services targeted non-customer prospects, employing a Market Finder study designed to identify prospects with propensity to change banks based on satisfaction with existing relationships.

In Stage III, these prospects received a progressive series of hand-delivered or mailed 'specialty' messages underscoring specific benefits and building familiarity, followed by a direct sales call and invitation to lunch.

In 2002, Corporate Services Officers Melanie Robbins, Brad Heeren and Laura Beaver were instrumental in opening accounts that totaled over $17 million.

Targeting affluent clients and key service business prospects including physicians, lawyers and CPAs, Great Southern has introduced an exclusive package of personalized services that is also provided through a single point of access. Former Branch Administrator Heather Ramsey has assumed the role of Director of VIP Banking, and works closely with all internal business units to fully deliver the strength of Great Southern on a one-on-one basis.

Comprehensive VIP amenities include the availability of 100% mortgage financing, fixed rates, custom tailored loans, prime rate home equity loans with no closing costs, preferred rate consumer loans with no fee, interest-bearing checking with unlimited free personalized checks, free online banking, free travelers checks, money orders and cashiers checks, overdraft protection and preferred CD rates.

A dedicated, primary point of contact for our VIPs, Heather also serves as their direct liaison to VIP travel, insurance and investment services.

As we've grown in services, territory and capability, our position of market leadership itself suggests new targets: Like other financial institutions. Our new Correspondent Banking program capitalizes on the size, strength and diversity of bank operations and staff experience to boost both demand balances and fee income. As a "bank's bank," Great Southern services CD, money market and repo accounts, and offers coin, currency, check clearing and wire services for banks, credit unions and other financial service providers.



Angela Knight (center) works with Springfield City Utilities Employee Credit Union Operations VP Grace Rowden and President Judy Hadsall to provide correspondent banking expertise and support.


MERCHANDISE

Great Southern Merchant Services helps business clients serve their own customers with multiple payment and credit options.



The bank introduced Correspondent Banking Service to prospects in a progressive series of clever direct mailings.

services and products

Years ago, in reply to a reporter who noted with some humor that Great Southern had actually outpaced Chinese restaurants in area branch openings, then-President Bill Turner remarked, "We didn't start out to be the biggest. We just took good care of our customers one at a time and it turned out that way."

The Chairman's message has survived. As technology, deregulation, growth and other factors have affected Great Southern's ability to serve the market, we've been first in line to serve - pioneering new products, adding services and expanding conveniences - driven by the simple philosophy of taking care of our customers and providing them with the products and services they need to make their lives better and easier.

Our focus on retail convenience has resulted in an extensive branch network, which now provides a huge new opportunity as we sharpen our focus on small business and commercial clients. In 2002, this target saw the introduction of another Great Southern first, ***Free Business Checking*** - a new product so simple the name says it all: No minimum balance. No monthly fee. No other bank in our area offers it, so far.

We also introduced ***Business Manager***, a complete accounts receivable management system that allows businesses to get cash for their receivables on a daily basis by selling them to the bank at a discount. Great Southern handles customer statements, even offering payment terms, and provides detailed management reports enabling businesses to take advantage of supplier discounts, improved cash flows, redirected staff time and ultimately, increased sales.

Rounding out our package of new products for business is ***Business DirectLine***, a flexible, revolving line of credit for business needs under $25,000 that can be accessed, or repaid, as easily as writing a check or making an online transfer.

Together with our many other business services, including statements on CD, ACH origination, internet banking, SBA loans and personalized commercial lending, these products complement a formidable portfolio of big business services that has significantly helped us develop market share in the small business sector.

As these new clients came aboard however, new challenges appeared. While commercial business operations were centered internally at our main offices in Springfield, many of our new business customers were nevertheless seeking specialized lending assistance through our branch network. Little wonder. We've made it so easy. And in the Ozarks, the Great Southern sign is familiar enough, regardless of location.



NOW YOU CAN FOCUS ON WHAT YOU DO BEST.

Free business checking is another Great Southern "First" in the Ozarks.



With Business DirectLine, a little business can go a long way. This unsecured line-of-credit product is like having an extra $25,000 in the company checking account to work with.

paying attention pays off

Addressing this issue, the bank created a new commercial lending position, Branch Liaison, to take advantage of the inherent value of our branch network and to improve processes assisting businesses of all sizes at any point of contact. Former main bank Branch Manager and Commercial Lending Officer Kent Lammers bridges the gap, and is now solely dedicated to working with the branches to assist in developing these new commercial lending relationships.

Our core retail customer base also saw major product enhancements. To ***Works Now***, our premium benefit-packed, interest bearing, monthly fee checking account package, we added benefits to help with other aspects of daily consumer life, including an "Everyday Rebates" feature that provides up to $10 back every quarter in 10% purchase rebates. Another innovative benefit, ***Local Connections***, lets members clip up to 50 merchant, service and travel coupons annually from a virtually unlimited selection of online destination discount booklets, including Springfield and other cities across America. These enhanced member benefits are also now accessible and interactive online, so that members seeking to capitalize on provided pharmacy benefits, for example, can enter a zip code and print out a list of participating pharmacies in the area.

With our continued growth in products, services and personnel, one of the bigger issues we face is internal communication. Given our size and continued focus on building one-on-one relationships, it's now more important than ever for the left hand to know what the right hand is doing.

Last year we added customer relationship management software (CRM) which provides employees desktop access to a profile of any customer's total relationship with us at any touch point. But as our customer relationships grew, a common theme still emerged in internal focus groups on improving personal service: "I wish I knew more of what is going on around here." To help keep everybody on the same page, the bank launched a bi-monthly employee e-mail newsletter, GS News, and



Support. *Branch Liaison Kent Lammers (bottom left) helps branch managers bridge the gap between big bank and small branch lending power and know-how for new commercial clients.*



The bank has completed a new full service branch facility in Aurora, and is adding a second Nixa facility adjacent to the development of 700 new homes in north Nixa.



What the right hand is doing. *The monthly Great Southern Forum keeps employees up-to-date on the latest news, and the efforts of fellow team members.*



GREAT ACCESS
CHECK CARD
Great Southern
VALID DATES
MasterCard

A new card design heralds our new capability to drive our own ATM network without the aid of an outside vendor.

established Kelly Polonus as Director of Corporate Communications. Kelly is also our dedicated media relations contact, the go-to person for public information on everything there is to ask about Great Southern. An even bigger communications initiative, The Great Southern Forum, brings more than 100 managers and officers together each month to share information, spotlight departments, learn more about our organization and see a bigger picture in client service.

Honoring our 80th year, 2002 also marked the 25th Anniversary of Great Southern Travel, an 'extra' customer service that has grown to become one of the top 100 travel agencies in America.

In the travel business, as in the banking business, service is everything, and while airline commissions have disappeared and business travel flattened over the past year, our travel agency is not only surviving, but thriving. Annual events including an Anniversary Celebration, Disney Days and Cruise Extravaganza were well-attended by industry representatives, and generated more than half a million dollars in sales. The agency's focus on Branson has also proven wise, capitalizing on a strong inbound group sales market and leveraging the Branson Box Office product for advance package reservations.

Appropriately, Great Southern Travel's 25th year was a year of industry recognition. The agency garnered Apple Vacation's Golden Apple Award, Holland America's Premium Preferred Award, Carnival Cruise Lines' Winners Circle Award and Funjet Vacation's Gold Award honoring the number one producer in the state of Missouri.

Great Southern Financial Services also experienced a year of transition. With all the concerns that investors had, including homeland security, the probability of war, the struggling economy, stock market and low interest rates, many investors chose to step to the sidelines and wait for a "better time." In times like these, many companies simply focused on staying afloat, but Great Southern Financial Services used this time to re-tool and "raise the bar." In March, we moved away from the "discount mentality" to compete in the full-service arena, partnering with Raymond James Financial Services. GSFS President Mike Bennitt explains, "In the late 90s, people thought that investing was as easy as throwing a dart, and the thought was that a financial advisor could not provide much value. We felt that this was an anomaly and that most discount providers and their clients would suffer. As such, we made a decision to become a



We're well-known as the area's largest mortgage lender, but it's still a face-to-face service. Commercial officer Paul Potthoff (center) and mortgage specialists Vicki Bilyeu and Chris Zimmerman rotate meet-and-greet shifts with other team members at Business Expos, Home & Garden events and other trade shows.


BRANSON
BOX OFFICE
1.800.500.5006


Change YOUR LOOK ON LIFE!
(WITH GREAT SOUTHERN TRAVEL)

***Near and far.** A focus on other revenue streams, including cruise vacations, inbound groups and fee services, has helped our travel agency survive the disappearance of airline commissions.*

full-service provider with the thought that although in some cases we might need to charge slightly more, we would be able to provide the very best in products, services and advice. We never want to apologize for quality."

The decision to move to Raymond James has proven to be a correct one, as not only has the quality of products improved, but the company is now positioned to bring revenue to the holding company in numerous other ways which were not possible before.

Bennitt said, "Some of the many services we can now provide include trust services and corporate underwritings, as well as several community and charitable partnerships which dovetail nicely with our overall corporate mission."

Although 2002 was indeed a difficult year and a year of transition which included the daunting task of transferring many thousands of customer accounts, the department was still able to grow gross revenue a stellar 17% over 2001.

The year was even more challenging for Great Southern Insurance. The property-casualty companies saw a third of their surplus disappear after the World Trade Center loss. The combination of a terrible stock market, a weak economy, fear of further terrorism, the unstable world political climate, the aftermath of unexpected directors and officers claims (Enron, etc.), asbestos claims and the mold issue all led inexorably to higher costs and reduced coverages for virtually all insurance buyers. One of our biggest challenges was simply keeping coverages available to our customers.

Great Southern Insurance has been an independent agency since 1952 and we continue to search out markets to better serve our customers and the community. As a participating sponsor of the LifePrint Child Safety program, we helped make it possible for parents to bring their kids and receive DNA samples for child identification. The program has been well attended by the community and we feel the effort is much needed around the country.

Also in 2002, we were named a Key Producer for the member companies of Ohio Casualty Group, honoring exceptional product knowledge, professionalism and service to customers.

Although our written premiums grew almost 15% for the year, 2003 will be another challenging year for the industry. We will continue to strive to provide a good product at a competitive price, and with a well-trained staff, make 2003 a successful year for all of us.


Great Southern
Financial Services
Raymond James Financial Services
Investment Ce
Our partnership with Raymond James says full-service and top quality to Great Southern Investments clients. An initiative to license branch reps to sell annuities marks our commitment to providing convenient and personable service at every level.


Bob Mahoney, 75, is still breaking age group marathon records, and hopes to qualify for a second Boston Marathon soon. A longtime shareholder, Bob enjoys multiple customer relationships with Great Southern, which in turn support his investment.


Manager Byron Robison and Insurance department volunteers Lisa Reichle and Candace Anderson provided and manned the popcorn booth during LifePrint Day. More than 2,000 kids received DNA Child Safety IDs.

community development

Great Southern is the only financial institution in the Ozarks region to have a locally based Community Development specialist on staff. Established in July 2002, the Great Southern Community Development department is focused on reaching economically underserved people and neighborhoods through targeted products and services, community partnerships and investments. Great Southern believes there is a mutual benefit to serving these underserved markets. The targeted customers and neighborhoods receive the capital, resources and financial services they need, and in return, we are able to create a new, loyal and profitable customer base for the company.

"Community Development is not charity. It is a planned and organized process through which people in communities can learn to help themselves," said Community Development Director Brian Fogle. "Banks can play a unique role in building communities because of the capital and products they can offer. For the program to be sustainable over time, it must be profitable as well as successful. By improving the lives of our underserved families, our entire community benefits. A stronger community means a better market for us. It is truly a case of 'doing well by doing good.'"

Community Development is a part of the company's overall business philosophy, which means that the department is not a stand-alone initiative—it's an integral part of every line of business. The department works with all areas of the company to ensure it has the appropriate products, services and delivery channels needed to serve the entire community, while being mindful of the department's objective to manage a successful balance between mission and profit.

Since the department's inception last year, several initiatives are underway:

Subsidiary Community Development Corporation (CDC): Just beginning, the company's CDC will allow for activities not conventionally authorized for financial institutions, such as real estate development, equity investment and specialized lending to projects benefiting low-to-moderate income people and neighborhoods.

Community Development investments: Great Southern has worked with community-based organizations in Joplin and Springfield to provide technical assistance and consulting to establish CDCs designed to promote community economic development. In addition to


SIGMA HOUS
THE COUNCIL O
THE OZARKS

Joyce Pace, CFO of The Kitchen and Vice President Doug Marrs review the progress of an AHP Grant providing Sigma House transitional housing.



Vice President and Springfield Vision 20/20 Co-Chair Brian Fogle and Springfield Mayor/Board Member Tom Carlson congratulate developer Scott Tillman (center) on renovations to Springfield's historic Rogers & Baldwin Hardware Company building.

technical assistance, Great Southern made a $10,000 investment in the Joplin Capital Corporation, a new Joplin-based CDC focused on center city redevelopment, and a $100,000 investment in the Ozarks Regional CDC, which has been organized to assist both new and existing businesses with financing to increase employment opportunities within a southwest Missouri 10-county region. Great Southern also made a leadership commitment of $75,000 to the Partnership for Prosperity fund sponsored by the Springfield Area Chamber of Commerce and the Springfield Business and Development Corporation. The funds will be used for important needs such as workforce development, regional cooperation, and business retention and expansion.

Center City Revitalization: Great Southern understands the unique challenges in attracting investment to center city and has provided loans, equity investments and technical assistance to help Springfield's revitalizing center city area. Community Development and the Commercial Lending staff have worked closely with developers to assist in complex financing arrangements, utilizing a number of financial tools such as tax credits, City loan programs and Springfield Finance and Development loans to bring challenging rehabilitation projects to life.

Community Advisory Board: To ensure that Great Southern is effectively meeting the needs of the community, Community Development established a board of local and regional leaders to provide feedback and ideas for community development activities.

ATLS Low Income Tax Clinic: Great Southern is a member of the newly formed Across The LifeSpan Financial Services Network (ATLS), a network of community agencies working to promote financial literacy and independence in the community. ATLS assists eligible low-income and senior taxpayers with free tax preparation, electronic filing, tax credit assistance and controversy work. Great Southern is providing furnished office space at its branch at 1955 S. Campbell for a central ATLS tax clinic site. The ATLS site also provides convenient access to financial products, services (including free checking), and assistance to ATLS clients.

Great Southern's Community Advisory Board represents a broad spectrum of municipal, faith-based, volunteer organization and community service leaders.

Just in time for tax season, a free tax filing service assisted low-income families and senior citizens at our South Campbell branch.

community investment


CARING & SHARING
Great Southern
Bank

Since its founding 80 years ago, the company has fostered a strong tradition of caring and sharing. Great Southern has a commitment to the communities it serves to help make them better places to live, work, and do business. This commitment includes providing services and capital to help them grow, encouraging associates to actively contribute their time and talents to their communities and charitable giving to help community organizations provide their much-needed services.

In 2002, Great Southern contributed more than $260,000 in charitable giving and community sponsorships, and thousands of associate volunteer hours. Although our donations take many forms and cover a broad range of areas, we have developed guidelines to make sure each community receives those grants it needs the most. Of particular interest are local and results-driven programs that help children in many facets of their lives including education, healthcare and social development. While we consider our investment in children a primary focus, the company also invests in communities through support of affordable housing, health and human services and the arts.

Long-term support includes such organizations as the Children's Miracle Network and CMN C.A.R.E. Mobile, the Jerry Lewis MDA Telethon, Boys and Girls Town and the March of Dimes.

In a new cooperative partnership last year, Great Southern joined Springfield Public Schools and the American National Fish and Wildlife Museum to create the Great Southern 6th Grade Safari. This unique educational program provided more than 2,200 students from Springfield public and private schools a chance to actively learn about conservation and wildlife. Students traveled to Wonders of Wildlife and participated in a hands-on classroom experience followed by a tour of interactive exhibits. Great Southern made a three-year commitment to underwrite this program.

As a long-time Partner-In-Education with McGregor Elementary School, the



Our Partner-in-Education students got a close-up look at owls and other nocturnal creatures during an in-school "Wild Nights" presentation.


And Awesome Food

A class project at Wanda Gray Elementary brought students to the bank to ask for business start-up money. Teams wrote business plans, made loan presentations and learned how a bank works.


McGREGOR
ELEMENTARY SCHOOL
REMEMBER TO VOTE
APR 8
NO TAX RATE
INCREASE

Celebrating the completion of construction at McGregor Elementary, the company helped purchase a new school sign.

our continued focus on quality of life

company enhanced its partnership in new ways in 2002. For an all-school assembly, Great Southern brought in WOW's educational outreach staff to present "Wild Nights," a program designed to teach students about nocturnal animals and how they live.

For the first time, Great Southern served as the main corporate underwriter for the annual holiday fundraising auction, the Festival of Trees, benefitting the Discovery Center of Springfield. The Discovery Center is an interactive, hands-on museum committed to inspiring people of all ages with a life-long love of learning and appreciation of the world and our place in it.

Great Southern took temporary custody of a bear by sponsoring "Bears on Parade," a public art display of fiberglass bears. Great Southern's "Gummy Bear" and 26 other bears were auctioned off to benefit the Southwest Missouri State University Athletics Scholarship Fund and the Jane A. Meyer Carillon Fund.

While we're working to make grants, our associates complement this effort by investing their time and energy in projects that improve the quality of life for people in the community. Year after year, we are heartened by the generosity and compassion of our associates.

To further support our commitment to volunteerism and recognizing the vital role it plays in our communities, Great Southern introduced Caring & Sharing Community Partners.

"Throughout the year, we know that many associates are involved in a number of activities outside their jobs. We coach. We mentor. We teach. We build. And we do it all to benefit others," said Joe Turner, president and CEO of Great Southern. "Community Partners solidifies the importance we place on volunteering and we strongly encourage our associates to get involved and help make our communities better and stronger."

While most volunteer commitments take place after regular business hours, some commitments require time during the normal workday. Through Community Partners, Great Southern provides associates time off, including paid time off, for volunteer community service throughout the year.



The Great Southern 6th Grade Safari provided field trips to the Wonders of Wildlife museum for more than 2,200 area students.



Originally on display at our East Battlefield branch, Gummy Bear found a permanent home at high-bidder Summer Fresh Supermarkets. Local artist and SMSU student Bret Forester used over two thousand gum wrappers in the design.



Our first Caring & Sharing Partner Award recipient, Jane Enloe, keeps in touch with March of Dimes success stories like 12-week premature baby Cysco Nerisotes, now a healthy 8-year old junior athlete. A 25-year employee, Jane has been actively involved in a variety of volunteer positions for more than 20 years.

Management's Discussion and Analysis

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

When used in this Annual Report and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans and deposits in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, Great Southern Bank (the "Bank"), depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on interest-earning assets, mainly its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charges and ATM fees, commissions earned by non-bank subsidiaries and other general operating income. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, postage, insurance, advertising, office expenses and other general operating expenses.

The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of deposits and borrowings are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Effect of Federal Laws and Regulations

Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Potential Impact of Accounting Principles to Be Implemented in the Future

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when incurred rather than at the date of commitment to an exit or disposal plan. This Statement replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this Statement is not expected to have a material effect on the Company's financial statements.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions." This Statement brings all business combinations involving financial institutions, except mutuals, into the scope of SFAS 141, "Business Combinations." SFAS 147 requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, be accounted for in accordance with SFAS 141 and the related intangibles accounted for in accordance with SFAS 142. SFAS 147 removes such acquisitions from the scope of SFAS 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS 147 also amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. SFAS 147 is generally effective immediately and provides guidance with respect to amortization and impairment of intangibles recognized in connection with acquisitions previously within the scope of SFAS 72. The adoption of this Statement did not have a material effect on the Company's financial statements.

The FASB recently issued its Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This new Interpretation requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing a guarantee at its inception and prescribes disclosures regarding guarantees. The Interpretation applies only to guarantees issued or modified after December 31, 2002. Guarantees issued by the Company are principally in the form of letters of credit as discussed in Note 15. Initial adoption of the Interpretation is not expected to have a material effect on the Company's financial statements. The Company's application of the Interpretation to guarantees issued or modified after December 31, 2002, will, if material, result in recognition of a liability for such guarantees, as well as recognition of fee revenue from them over the period of time the guarantees are outstanding.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

During the year ended December 31, 2002, the Company increased total assets by $80 million to $1.40 billion. Net loans increased by $37 million. The main loan areas experiencing increases were commercial real estate, commercial construction, and consumer. One- to four-family mortgage loans and mortgage loans held for sale decreased during 2002. Total investment securities increased by $18 million, which was primarily an increase in held-to-maturity industrial revenue bonds and available-for-sale United States government agency mortgage-backed securities, partially offset by a decrease in United States government agency debt securities. Cash and cash equivalents increased $21 million primarily due to higher balances of vault cash and larger cash letter settlements at December 31, 2002. Prepaid expenses and other assets increased $9 million, primarily as a result of recording the increase in mark-to-market value of the Company's interest rate swaps. Based upon the terms of these swap agreements, in accordance with generally accepted accounting principles, the Company records changes in the market value of its interest rate swaps in the category "other assets," with a corresponding increase or decrease to the liability being hedged.

Total liabilities increased $60 million from December 31, 2001 to December 31, 2002, to $1.30 billion. Deposits increased $135 million, partially offset by a decrease in FHLBank advances of $53 million and a decrease in short-term borrowings of $14 million. The decrease in short-term borrowings was the result of decreases in federal funds purchased, partially offset by increases in securities sold under repurchase agreements. FHLBank advances decreased due to their repayment when due utilizing funds from the additional deposit account balances. Retail certificates of deposit increased $52 million, to $359 million. Total brokered deposits were $340 million at December 31, 2002, down from $355 million at December 31, 2001. The weighted average cost of these deposits was approximately 162 basis points higher than the retail certificate of deposit portfolio, excluding the effect of the Company's interest rate swaps on a portion of these brokered certificates of deposit. The interest rate swaps reduced the weighted average cost of the brokered certificate of deposit portfolio to a rate that is approximately 141 basis points lower than the retail certificate of deposit portfolio. Interest-bearing checking balances accounted for $59 million of the increase in deposits. Non-interest-bearing checking balances increased $32 million. Checking and savings account balances totaled $312 million at December 31, 2002. During 2002, the Company became a correspondent bank for several local financial institutions, which led to a portion of the increase in checking account balances. In addition, the Company added new money market and corporate checking products which led to increased balances. Management continues to feel that FHLBank advances and brokered deposits are viable alternatives to retail deposits when factoring in all the costs associated with the generation and maintenance of additional retail deposits.

Stockholders' equity increased $19.4 million from $85.3 million at December 31, 2001 to $104.7 million at December 31, 2002. Net income for fiscal year 2002 was $23.2 million and accumulated other comprehensive income increased by $1.9 million. These items were partially offset by dividends of $4.8 million and net treasury stock repurchases of $845,000. The Company repurchased 38,676 shares of common stock at an average price of $34.71 per share during 2002.

Results of Operations and Comparison for the Years Ended December 31, 2002 and 2001

GENERAL

The increase in earnings of $4.5 million, or 23.7%, during the year ended December 31, 2002, compared to the year ended December 31, 2001, was primarily due to an increase in net interest income of $6.2 million, or 14.3%, and an increase in non-interest income of $2.8 million, or 16.4%, partially offset by an increase in non-interest expense of $1.1 million, or 4.2%, an increase in provision for loan losses of $600,000, or 11.5%, and an increase in provision for income taxes of $2.8 million, or 29.8%.

TOTAL INTEREST INCOME

Total interest income decreased $9.3 million, or 10.4%, during the year ended December 31, 2002 compared to the year ended December 31, 2001. The decrease was due to a $12.0 million, or 15.8%, decrease in interest income on loans, partially offset by a $2.7 million, or 20.2%, increase in interest income on investments and other interest-earning assets. Interest income for both loans and investment securities and other interest-earning assets decreased due to significantly lower average rates of interest, while interest income for both was positively impacted by higher average balances. In addition, interest income in 2002 was higher due to the recovery of $415,000 of interest on a commercial real estate loan that was charged off in a prior year.

INTEREST INCOME - LOANS

During the year ended December 31, 2002 compared to December 31, 2001, interest income on loans decreased from lower average interest rates, partially offset by higher average balances. Interest income decreased $17.0 million as the result of lower average interest rates. The average yield on loans decreased from 8.13% during the year ended December 31, 2001, to 6.41% during the year ended December 31, 2002, as a result of decreases in market rates of interest, primarily the "prime rate" of interest. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest.

Interest income increased $5.0 million as the result of higher average loan balances from $936 million during the year ended December 31, 2001 to $1.00 billion during the year ended December 31, 2002. The higher average balance resulted principally from the Bank's increased commercial real estate and construction lending, commercial business lending and indirect dealer consumer lending. The Bank's one- to four-family residential loan portfolio has decreased since December 31, 2000, due to the origination of a greater dollar amount of fixed-rate rather than adjustable-rate loans. The Bank generally sells these fixed-rate loans in the secondary market.

INTEREST INCOME - INVESTMENTS AND OTHER INTEREST-EARNING DEPOSITS

Interest income on investments and other interest-earning assets increased mainly as a result of higher average balances during the year ended December 31, 2002, when compared to the year ended December 31, 2001. Interest income increased $4.6 million as a result of an increase in average balances from $211 million during the year ended December 31, 2001, to $293 million during the year ended December 31, 2002. This increase was primarily in available-for-sale securities, where additional securities were acquired for liquidity and pledging to deposit accounts under repurchase agreements. The increase in interest income was partially offset by $1.9 million as a result of a decrease in average yields from 6.33% during the year ended December 31, 2001, to 5.49% during the year ended December 31, 2002.

TOTAL INTEREST EXPENSE

Total interest expense decreased $15.6 million, or 33.9%, during the year ended December 31, 2002, when compared with the year ended December 31, 2001, primarily due to a decrease in interest expense on deposits of $10.2 million, or 31.4%, a decrease in interest expense on FHLBank advances of $3.5 million, or 33.7%, and a decrease in interest expense on short-term borrowings and trust preferred securities of $1.9 million, or 60.8%.

INTEREST EXPENSE - DEPOSITS

Interest expense on deposits decreased $14.8 million as a result of a decrease in average rates of interest on time deposits from 5.03% during the year ended December 31, 2001, to 2.83% during the year ended December 31, 2002, and increased $4.9 million due to an increase in average balances of time deposits from $593 million during the year ended December 31, 2001, to $705 million during the year ended December 31, 2002. The average balance of time deposits increased primarily as a result of the Company's use of brokered and other time deposits to fund loan and investment securities growth. In recent years, brokered deposit rates have become competitive with rates on FHLBank advances and larger retail deposits. The average interest rates decreased due to lower overall market rates of interest in 2002 and the effects of the Company's interest rate swaps.

Interest on demand deposits decreased $786,000 due to a decrease in average rates from 1.69% during the year ended December 31, 2001, to 1.22% during the year ended December 31, 2002, and increased $620,000 due to an increase in average balances from $144 million during the year ended December 31, 2001, to $187 million during the year ended December 31, 2002. The other deposit category, savings, experienced a $108,000 decrease due to decreases in both average balances and average rates of interest.

INTEREST EXPENSE - FHLBANK ADVANCES, SHORT-TERM BORROWINGS AND TRUST PREFERRED SECURITIES

Interest expense on FHLBank advances, short-term borrowings and trust preferred securities decreased $4.2 million due to a decrease in average rates from 4.61% in the year ended December 31, 2001, to 3.00% in the year ended December 31, 2002. In addition, average balances decreased from $293 million during the year ended December 31, 2001, to $270 million during the year ended December 31, 2002, resulting in decreased interest expense of $1.2 million. The average balance decrease was offset by increases in deposits. Average interest rates decreased due to lower overall market rates during 2002. The Company's use of FHLBank advances, short-term borrowings and trust preferred securities which reprice frequently (daily, monthly or quarterly) contributed to the significant decrease in average rates of interest.

NET INTEREST INCOME

The Company's overall interest rate spread increased 22 basis points, or 6.5%, from 3.37% during the year ended December 31, 2001, to 3.59% during the year ended December 31, 2002. The increase was due to a 182 basis point decrease in the weighted average rate paid on interest-bearing liabilities partially offset by a 160 basis point decrease in the weighted average yield received on interest-earning assets. The Company's overall net interest margin increased 5 basis points, or 1.3%, from 3.80% during the year ended December 31, 2001, to 3.85% during the year ended December 31, 2002. In comparing the two years, the yield on loans decreased 172 basis points while the yield on investment securities and other interest-earning assets decreased 84 basis points. The rate paid on deposits decreased 187 basis points, while the rate paid on FHLBank advances and other borrowings decreased 161 basis points.

The prime rate of interest averaged 6.92% during the year ended December 31, 2001, compared to an average of 4.68% during the year ended December 31, 2002. As a large percentage of the Bank's loans are tied to prime, this decrease was the primary reason for the decrease in the weighted average yield received on interest-earning assets.

Interest rates paid on deposits, FHLBank advances and other borrowings decreased significantly during 2002 compared to 2001. As market rates of interest declined during 2002, the Company reduced rates paid to depositors. In addition in 2002, the Company continued to utilize interest rate swaps and FHLBank advances which repriced daily, monthly or quarterly to further reduce interest expense.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses increased $600,000, or 11.5%, during the year ended December 31, 2002, from $5.2 million during the year ended December 31, 2001 to $5.8 million during the year ended December 31, 2002. The provision recorded in 2002 was consistent with the Company's increased level of net charge-offs and higher balances of non-performing loans. The allowance for loan losses remained virtually unchanged at December 31, 2002 compared to December 31, 2001, even though the amount of non-performing loans increased significantly. The increase in non-performing loans primarily resulted from the deterioration of credits that

Management's Discussion and Analysis continued

were classified as potential problem loans at December 31, 2001. The Company had established a loan loss allowance in 2001 that included reserves for these potential problem loans at that time.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio. Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

The Bank's allowance for loan losses as a percentage of total loans was 2.09% and 2.16% at December 31, 2002 and 2001, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on current economic conditions. If economic conditions deteriorate significantly, it is possible that additional assets would be classified as non-performing, and accordingly, additional provision for losses would be required, thereby adversely affecting future results of operations and financial condition.

NON-PERFORMING ASSETS

Non-performing assets increased $6.2 million, or 49.6%, from $12.6 million at December 31, 2001, to $18.8 million at December 31, 2002. Non-performing loans increased $5.0 million, or 52.1%, from $9.5 million at December 31, 2001, to $14.5 million at December 31, 2002, and foreclosed assets increased $1.2 million, or 41.6%, from $3.1 million at December 31, 2001, to $4.3 million at December 31, 2002.

Non-performing Loans. Non-performing loans increased primarily as a result of the addition of two lending relationships, one with a remaining balance of $886,000 and another with a remaining balance of $7.3 million. These two relationships are described below. Commercial loans comprise $12.0 million, or 82%, of the total $14.5 million non-performing loans at December 31, 2002. Two unrelated commercial real estate credit relationships, totaling $7.3 million and $1.0 million as of December 31, 2002, respectively, account for a majority of this non-performing total. The $7.3 million relationship is primarily secured by condominium buildings and lots, single-family residences and lots, a golf course, and other developed and undeveloped land. This relationship was described in the December 31, 2001, Annual Report on Form 10-K and was included in potential problem loans at that time. This relationship was included in non-performing loans during the second quarter of 2002, and a total of $3.2 million was subsequently charged off during the remainder of 2002. The $1.0 million relationship is secured by the real estate and business assets of a restaurant in Branson, Missouri. This relationship was placed in a non-accrual status in the fourth quarter of 2001. Mortgage loans comprise $1.7 million, or 12%, of the total $14.5 million non-performing loans at December 31, 2002. One credit relationship, totaling $886,000 accounted for a large portion of this non-performing mortgage loan total. The $886,000 relationship is comprised of ten loans, which are primarily secured by residential rental properties and condominiums in Branson, Missouri. This relationship was first included in non-performing loans in the quarter ended March 31, 2002. This relationship was originally $2.3 million; the balance has been reduced through charge-offs, foreclosures, and the sale of collateral and repayment of loans by the borrowers.

Subsequent to December 31, 2002, the $7.3 million relationship described above was foreclosed upon, with Great Southern, along with the lead bank in this participation, as the successful bidders. An updated valuation of the property has been completed during the first quarter 2003. The Company's one-third interest in the property has been recorded in foreclosed assets at a carrying value of $6.7 million, with the difference recorded as a loan charge-off in the quarter ended March 31, 2003.

Foreclosed Assets. Of the total $4.3 million of foreclosed assets at December 31, 2002, foreclosed real estate totaled $3.0 million and repossessed automobiles totaled $1.3 million. Of the total real estate assets, three relationships account for $2.4 million. The first relationship has a remaining balance of $1.7 million and involves a motel, condominium units and vacant land in the

Branson, Missouri, area. This relationship was described in the December 31, 2001, Annual Report on Form 10-K and was included in non-performing loans at that time. During 2002, a portion of the vacant land with a book value of $650,000 was sold with no additional loss to the Company. Subsequent to December 31, 2002, all of the assets described in this relationship, except a portion of the vacant land valued at $275,000, were sold with no additional loss to the Company. The second relationship has a remaining balance of $519,000 and involves a golf course and condominium units in the Branson, Missouri, area. The third relationship has a remaining balance of $275,000 and involves a commercial office building in Joplin, Missouri. Subsequent to December 31, 2002, this building was sold with no additional loss to the Company.

Potential Problem Loans. Potential problem loans decreased $7.3 million, or 39%, from $18.7 million at December 31, 2001, to $11.4 million at December 31, 2002. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans. Potential problem loans decreased primarily as a result of the $7.3 million commercial real estate credit relationship discussed above under "Non-performing Loans," which was reclassified from potential problem loans to non-performing loans, and other smaller relationships which were removed from or added to the problem asset watchlist. Three unrelated real estate credit relationships, totaling $3.6 million, $1.3 million and $917,000, respectively, account for a majority of this potential problem loan total. The $3.6 million relationship is secured by a motel in Springfield, Missouri. The $1.3 million relationship is secured by a motel in Branson, Missouri. The $917,000 relationship is secured by five single-family homes under construction in Monett, Missouri.

NON-INTEREST INCOME

Non-interest income increased $2.8 million, or 16.4%, in the year ended December 31, 2002, when compared to the year ended December 31, 2001. The increase was primarily due to an increase of $3.3 million in net realized gains on sales of available-for-sale investment securities. The increase in gain on sale of available-for-sale securities was primarily due to the sale of the Company's holdings of the common stock of another publicly traded company. This transaction was previously discussed in SEC filings by the Company. In addition, the Company sold some of its investments in debt securities to restructure its portfolio and realized the resulting gains and losses.

This increase was partially offset by: (i) a decrease in net realized gains on sales of fixed-rate residential and student loans of $181,000, or 10.3%; and (ii) expenses on foreclosed assets of $597,000 in 2002 versus expenses on foreclosed assets of $216,000 in 2001. In 2002, the Company incurred higher expenses related to increased levels of foreclosures and repossessions. In addition, the Company recorded $254,000 of provision for losses on foreclosed assets in 2002 compared to a provision of $150,000 in 2001. During 2001, the Company sold one commercial real estate loan that was purchased at a discount from the Resolution Trust Corporation in a prior year, resulting in a gain of $300,000.

NON-INTEREST EXPENSE

Non-interest expense increased $1.1 million, or 4.2%, in the year ended December 31, 2002, when compared to the year ended December 31, 2001. The increase was primarily due to: (i) an increase of $716,000, or 4.7%, in salaries and employee benefits; and (ii) an increase of $607,000, or 12.8%, in net occupancy and equipment expense due primarily to increases in depreciation and various maintenance projects on buildings and equipment. The increase in salaries and employee benefits primarily relates to normal merit increases for existing employees and the hiring of additional experienced personnel to fill key supervisory and customer sales positions. This was partially offset by smaller increases and decreases in other expense categories.

PROVISION FOR INCOME TAXES

Provision for income taxes as a percentage of pre-tax income increased slightly from 33.6% for the year ended December 31, 2001, to 34.6% for the year ended December 31, 2002. The dollar amount of increase in the provision was primarily due to the increase in income before taxes.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

The following table (see Table I on the next page) presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. The table does not reflect any effect of income taxes.

Rate/Volume Analysis

The following table (see Table II on the next page) presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate.

RESULTS OF OPERATIONS AND COMPARISON FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General

The increase in earnings of $3.3 million, or 21.2%, during the year ended December 31, 2001, compared to the year ended December 31, 2000, was primarily due to an increase in net interest income of $6.3 million, or 16.9%, and an increase in non-interest income of $2.1 million, or 13.7%, partially offset by an increase in non-interest expense of $1.7 million, or 6.6%, an increase in provision for loan losses of $2.1 million, or 67.4%, and an increase in provision for income taxes of $1.3 million, or 15.8%.

Table I
(Dollars in thousands)

	December 31, 2002	Year Ended December 31, 2002			Year Ended December 31, 2001			Year Ended December 31, 2000		
	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:										
Loans receivable	6.10%	$1,000,044	$64,062	6.41%	$ 936,117	$76,107	8.13%	$843,170	$77,399	9.18%
Investment securities and other interest-earning assets	5.24	293,022	16,099	5.49	211,461	13,390	6.33	135,148	8,751	6.47
Total interest-earning assets	5.90	$1,293,066	80,161	6.20	$1,147,578	89,497	7.80	$978,318	86,150	8.81
Interest-bearing liabilities:										
Interest-bearing demand	1.08	$ 187,171	2,277	1.22	$ 144,374	2,443	1.69	$122,392	2,617	2.14
Savings	1.23	1,005	17	1.69	5,358	125	2.33	25,400	631	2.48
Time deposits	2.38	704,523	19,950	2.83	593,265	29,837	5.03	476,386	28,996	6.09
Total deposits	2.07	892,699	22,244	2.49	742,997	32,405	4.36	624,178	32,244	5.17
FHLB advances and other borrowings	2.66	269,901	8,093	3.00	293,124	13,502	4.61	256,698	16,617	6.47
Total interest-bearing liabilities	2.20	$1,162,600	30,337	2.61	$1,036,121	45,907	4.43	$880,876	48,861	5.55
Net interest income:										
Interest rate spread	3.70%		$49,824	3.59%		$43,590	3.37%		$37,289	3.26%
Net interest margin*				3.85%			3.80%			3.81%
Average interest-earning assets to average interest-bearing liabilities		111.2%			110.8%			111.1%		

*Defined as the Company's net interest income divided by total interest-earning assets.

Table II
(Dollars in thousands)

	Year Ended December 31, 2002 vs. December 31, 2001			Year Ended December 31, 2001 vs. December 31, 2000		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
Interest-earning assets:						
Loans receivable	$(16,974)	$4,929	$(12,045)	$(9,345)	$8,053	$(1,292)
Investments securities and other interest-earning assets	(1,947)	4,656	2,709	(197)	4,836	4,639
Total interest-earning assets	(18,921)	9,585	(9,336)	(9,542)	12,889	3,347
Interest-bearing liabilities:						
Demand deposits	(786)	620	(166)	(598)	424	(174)
Savings deposits	(49)	(59)	(108)	(41)	(465)	(506)
Time deposits	(14,748)	4,861	(9,887)	(5,550)	6,391	841
Total deposits	(15,583)	5,422	(10,161)	(6,189)	6,350	161
FHLBank advances and other borrowings	(4,230)	(1,179)	(5,409)	(5,248)	2,133	(3,115)
Total interest-bearing liabilities	(19,813)	4,243	(15,570)	(11,437)	8,483	(2,954)
Net interest income	$ 892	$5,342	$ 6,234	$ 1,895	$4,406	$ 6,301

Total Interest Income

Total interest income increased $3.3 million, or 3.9%, during the year ended December 31, 2001 compared to the year ended December 31, 2000. The increase was due to a $4.6 million, or 53.0%, increase in interest income on investments and other interest-earning assets, partially offset by a $1.3 million, or 1.7%, decrease in interest income on loans. Interest income for both loans and investment securities and other interest-earning assets increased due to higher average balances, while interest on loans was negatively impacted by significantly lower average rates.

In addition, interest income in 2001 was higher due to the following items:

- Interest income was positively impacted by recoveries of $420,000 and $635,000 of interest on two unrelated commercial real estate loans that were charged off in a prior year.
- Interest income was positively impacted by a recovery of $280,000 of interest on a loan relationship that was removed from non-performing status. This $7.3 million relationship is further discussed under "Provision for Loan Losses" and was described in the December 31, 2000 Annual Report on Form 10-K.
- Interest income was positively impacted by yield increases due to securities being purchased at a discount and being called at par value. This resulted in an increase of approximately $500,000.

Interest Income - Loans

During the year ended December 31, 2001 compared to December 31, 2000, interest income on loans decreased from lower average interest rates, partially offset by higher average balances. Interest income decreased $9.3 million as the result of lower average interest rates. The average yield on loans decreased from 9.18% during the year ended December 31, 2000, to 8.13% during the year ended December 31, 2001, as a result of decreases in market rates of interest, primarily the "prime rate" of interest. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest.

Interest income increased $8.0 million as the result of higher average loan balances from $843 million during the year ended December 31, 2000 to $936 million during the year ended December 31, 2001. The higher average balance resulted principally from the Bank's increased commercial real estate and construction lending, commercial business lending and indirect dealer consumer lending. The Bank's one- to four-family residential loan portfolio has decreased since December 31, 2000, due to the origination of a greater dollar amount of fixed-rate rather than adjustable-rate loans. The Bank generally sells these fixed-rate loans in the secondary market.

Interest Income - Investments and Other Interest-Earning Assets

Interest income on investments and other interest-earning assets increased mainly as a result of higher average balances during the year ended December 31, 2001, when compared to the year ended December 31, 2000. Interest income increased $4.8 million as a result of an increase in average balances from $135 million during the year ended December 31, 2000, to $211 million during the year ended December 31, 2001. This increase was primarily in available-for-sale securities, where additional securities were acquired for liquidity and pledging to deposit accounts under repurchase agreements. The increase in interest income was offset by $197,000 as a result of a decrease in average yields from 6.47% during the year ended December 31, 2000, to 6.33% during the year ended December 31, 2001.

Total Interest Expense

Total interest expense decreased $3.0 million, or 6.0%, during the year ended December 31, 2001, when compared with the year ended December 31, 2000, primarily due to a decrease in interest expense on FHLBank advances of $4.0 million, or 27.8%, partially offset by an increase in interest expense on deposits of $0.2 million, or 0.5%, and an increase in interest expense on short-term borrowings and trust preferred securities of $0.9 million, or 37.2%.

Interest Expense - Deposits

Interest expense on deposits increased $6.4 million as a result of an increase in average balances of time deposits from $476 million during the year ended December 31, 2000, to $593 million during the year ended December 31, 2001, and decreased $5.6 million due to a decrease in average interest rates on time deposits from 6.09% during the year ended December 31, 2000, to 5.03% during the year ended December 31, 2001. The average balances of time deposits increased primarily as a result of the Company's use of brokered and other time deposits to fund loan and investment securities growth. In recent years, brokered deposit rates have become competitive with rates on FHLBank advances and larger retail deposits. The average interest rates decreased due to lower overall market rates of interest in 2001 and the effects of the Company's interest rate swaps.

Interest on demand deposits decreased $598,000 due to a decrease in average rates from 2.14% during the year ended December 31, 2000, to 1.69% during the year ended December 31, 2001, and increased $424,000 due to an increase in average balances from $122 million during the year ended December 31, 2000, to $144 million during the year ended December 31, 2001. The other deposit category, savings, experienced a $506,000 decrease due primarily to a decrease in average balances. The changes in average balances for demand deposits and savings deposits approximately offset each other and resulted from the Company's change of product offerings and the reclassification of certain account types.

Interest Expense - FHLBank and Other Borrowings

Interest expense on FHLBank advances, short-term borrowings and trust preferred securities decreased $3.1 million due to a decrease in average rates from 6.47% in the year ended December 31, 2000, to 4.61% in the year ended December 31, 2001. This was partially offset by an increase in average balances from $257 million during the year ended December 31, 2000, to $293

Management's Discussion and Analysis continued

million during the year ended December 31, 2001, resulting in increased interest expense of $2.1 million due to higher average balances. The average balance increase was used to fund growth in loans and investment securities. Average interest rates decreased due to lower overall market rates during 2001. The Company's use of FHLBank advances, short-term borrowings and trust preferred securities which reprice daily, monthly or quarterly contributed to the significant decrease in average rates of interest.

Net Interest Income

The Company's overall interest rate spread increased 11 basis points, or 3.4%, from 3.26% during the year ended December 31, 2000, to 3.37% during the year ended December 31, 2001. The increase was due to a 112 basis point decrease in the weighted average rate paid on interest-bearing liabilities partially offset by a 101 basis point decrease in the weighted average yield received on interest-earning assets. The Company's overall net interest margin decreased 1 basis point, or 0.3%, from 3.81% during the year ended December 31, 2000, to 3.80% during the year ended December 31, 2001. In comparing the two years, the yield on loans decreased 105 basis points while the yield on investment securities and other interest-earning assets decreased 14 basis points. The rate paid on deposits decreased 81 basis points, while the rate paid on FHLBank advances and other borrowings decreased 186 basis points.

The prime rate of interest averaged 9.23% during the year ended December 31, 2000, compared to an average of 6.92% during the year ended December 31, 2001. As a large percentage of the Bank's loans are tied to prime, this decrease was the primary reason for the decrease in the weighted average yield received on interest-earning assets.

Interest rates paid on deposits, FHLBank advances and other borrowings decreased significantly during 2001 compared to 2000. As market rates of interest declined during 2001, the Company reduced rates paid to depositors. In addition in 2001, the Company utilized interest rate swaps and FHLBank advances which repriced daily, monthly or quarterly to reduce interest expense.

Provision for Loan Losses

The provision for loan losses increased $2.1 million, or 67.4%, during the year ended December 31, 2001, from $3.1 million during the year ended December 31, 2000 to $5.2 million during the year ended December 31, 2001.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio. Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Non-performing assets decreased $2.6 million, or 16.9%, from $15.2 million at December 31, 2000, to $12.6 million at December 31, 2001. Non-performing loans decreased $3.0 million, or 23.5%, from $12.5 million at December 31, 2000, to $9.5 million at December 31, 2001, and foreclosed assets increased $0.4 million, or 13.7%, from $2.7 million at December 31, 2000, to $3.1 million at December 31, 2001.

Commercial loans comprise $7.8 million, or 82%, of the total $9.5 million non-performing loans at December 31, 2001. Three unrelated commercial real estate credit relationships, totaling $2.4 million, $1.7 million and $1.1 million, respectively, account for a majority of this non-performing total. The $2.4 million relationship is secured by a motel, condominium units and vacant land in the Branson, Missouri area. This relationship was placed in a non-accrual status in the fourth quarter of 2001. The $1.7 million relationship is secured primarily by condominium buildings and lots, single-family residences and lots, and other developed land near the Lake of the Ozarks, Missouri. This credit is part of the $7.3 million relationship described in the 2000 Annual Report on Form 10-K. The $1.1 million relationship is secured by the real estate and business assets of a restaurant in Branson, Missouri. A portion of this credit is guaranteed by the Small Business Administration. This relationship was placed in a non-accrual status in the fourth quarter of 2001.

Of the total $3.1 million of foreclosed assets at December 31, 2001, three relationships account for $2.0 million. The first relationship involves a planned golf course and undeveloped lots near the Lake of the Ozarks, Missouri. The golf course is not operating and is listed for sale with a broker. The second relationship involves a single-family residence located near Springfield, Missouri. The property is listed for sale with a broker. The third relationship involves a single-family residence located in Springfield, Missouri. The house was under construction at the time of foreclosure and is now near completion.

Potential problem loans increased $11.2 million, or 150%, from $7.5 million at December 31, 2000, to $18.7 million at December 31, 2001. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans. Potential problem loans increased primarily as a result of one large commercial real estate credit relationship, totaling $7.8 million, which was removed from non-performing status, although this relationship remains on the problem asset watch list currently. This relationship was described in the December 31, 2000 Annual Report on Form 10-K and is secured by a golf course, condominium buildings and lots, single-family residences and lots, and other developed and undeveloped land. The loan relationship has been strengthened through a participation in this credit with another financial institution, which resulted in additional collateral being provided for the loan.

The Bank's allowance for loan losses as a percentage of total loans was 2.16% and 2.06% at December 31, 2001 and 2000, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on current economic conditions. If economic conditions deteriorate significantly, it is possible that additional assets would be classified as non-performing, and accordingly, additional provision for losses would be required, thereby adversely affecting future results of operations and financial condition.

Non-Interest Income

Non-interest income increased $2.1 million, or 13.7%, in the year ended December 31, 2001, when compared to the year ended December 31, 2000. The increase was primarily due to: (i) an increase in service charges and ATM fees of $2.4 million, or 39.9%; (ii) an increase in net realized gains on sales of fixed rate residential and other loans of $1.2 million, or 208%; and (iii) an increase of $148,000 in profits on sales of available-for-sale investment securities. The increase in service charge income resulted from new products introduced, increased activity and a larger number of deposit accounts. The increase in ATM fees is related to an increase in overall usage by customers and non-customers. During the year ended December 31, 2001, the Bank sold significantly more residential and student loans than in 2000. During 2001, interest rates were conducive to the generation of fixed-rate mortgages, which the Bank typically sells, rather than adjustable-rate mortgages, which the Bank typically retains in its portfolio. During the year ended December 31, 2001, the Company sold some of its investments in debt securities to restructure its portfolio and realized the resulting gains and losses.

This increase was partially offset by: (i) a decrease in commissions revenues of $1.3 million, or 17.9%; and (ii) expenses on foreclosed assets of $216,000 in 2001 versus gains on foreclosed assets of $295,000 in 2000. In 2001, the Company incurred expenses to prepare properties for sale, primarily related to two properties. Both the travel and investment subsidiaries have experienced decreased sales activity as a result of general economic conditions prevailing in 2001. The investment subsidiary has been adversely affected by declining activity by investors in the U. S. stock markets. The travel subsidiary has been adversely affected by the merger of American Airlines and Trans World Airlines (TWA). Special incentives negotiated between the travel subsidiary and TWA were discontinued in 2001 as a result of the merger. In addition, the terrorist attacks on September 11, 2001, caused the cancellation of many travel activities, resulting in commission refunds by the travel subsidiary. Due to the current instability in the travel industry, the travel subsidiary likely will continue to generate little net income.

Non-Interest Expense

Non-interest expense increased $1.7 million, or 6.6%, in the year ended December 31, 2001, when compared to the year ended December 31, 2000. The increase was primarily due to: (i) an increase of $1.5 million, or 10.9%, in salaries and employee benefits; and (ii) an increase of $201,000, or 4.4%, in net occupancy and equipment expense due primarily to renovation work (and the related depreciation) at the Company's main office and operations center and other branch locations. The increase in salaries and employee benefits primarily relates to normal merit increases for existing employees and the hiring of additional experienced personnel to fill key supervisory and customer sales positions

This was partially offset by smaller increases and decreases in other expense categories.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income decreased slightly from 34.6% for the year ended December 31, 2000, to 33.6% for the year ended December 31, 2001. This decrease primarily relates to

Management's Discussion and Analysis continued

the Company's increase in average balances in tax-exempt investments.

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2002, the Company had commitments of approximately $139 million to fund loan originations, issued lines of credit, outstanding letters of credit and unadvanced loans.

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

The Company's stockholders' equity was $104.7 million, or 7.5% of total assets of $1.40 billion at December 31, 2002, compared to equity of $85.3 million, or 6.4% of total assets of $1.32 billion at December 31, 2001.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risked-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2002, the Bank's Tier 1 risk-based capital ratio was 10.32%, total risk-based capital ratio was 11.58% and the Tier 1 leverage ratio was 8.22%. As of December 31, 2002, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. As of December 31, 2002, the Company was "well capitalized" under the capital ratios described above.

At December 31, 2002, the held-to-maturity investment portfolio included no gross unrealized losses.

The Company's primary sources of funds are certificates of deposit, FHLBank advances, other borrowings, loan repayments, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds

Statements of Cash Flows. During the years ended December 31, 2002, 2001 and 2000, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during each of these same time periods.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, the provision for losses on foreclosed assets, depreciation, and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $29.2 million, $23.5 million and $26.3 million during the years ended December 31, 2002, 2001 and 2000, respectively.

During the years ended December 31, 2002, 2001 and 2000, investing activities used cash of $64.5 million, $197.4 million and $170.5 million, primarily due to the net increase of loans and the net purchases of investment securities in each period.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances and changes in short-term borrowings, as well as the issuance of trust preferred securities, purchases of treasury stock and dividend payments to stockholders. Financing activities provided $56.0 million, $168.9 million and $140.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings, purchases of treasury stock and dividend payments to stockholders.

Dividends. During the year

ended December 31, 2002, the Company declared dividends of $.70 per share (20.8% of net income) and paid dividends of $.55 per share (16.3% of net income), compared to dividends declared and paid during the year ended December 31, 2001 of $.50 per share, or 18.5% of net income. The Board of Directors meets regularly to consider the level and the timing of dividend payments.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended December 31, 2002, the Company repurchased 38,676 shares of its common stock at an average price of $34.71 per share and reissued 33,262 shares of treasury stock at an average price of $18.78 per share to cover stock option exercises. During the year ended December 31, 2001, the Company repurchased 61,267 shares of its common stock at an average price of $26.75 per share and reissued 26,470 shares of treasury stock at an average price of $15.62 per share to cover stock option exercises.

Management intends to continue its stock buy-back programs from time to time as long as repurchasing the stock contributes to the overall growth of shareholder value. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets. Since the Company uses laddered brokered deposits and FHLBank advances to fund a portion of its loan growth, the Company's assets tend to reprice more quickly than its liabilities. However, the Company's interest rate swaps on certain brokered deposits have accelerated the repricing of these deposits to partially offset the effects of assets that reprice quickly.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is Great Southern's most significant market risk.

How We Measure the Risk To Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2002, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is slightly positive.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as

Management's Discussion and Analysis continued

maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Company's Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

In 2000, the Company began using interest rate swap derivatives as one method to manage some of its interest rate risks from recorded financial liabilities. These derivatives are utilized when they can be demonstrated to effectively hedge a designated asset or liability and such asset or liability exposes the Company to interest rate risk.

Beginning in 2001, interest rate swaps are carried at fair value determined using quoted dealer prices and are recognized in the statement of financial condition in the prepaid expenses and other assets caption. Amounts to be paid or received under interest rate swaps are accounted for on the accrual basis and recognized as interest income or expense of the related liability. Gains and losses on early termination of these instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the instrument is marked to market, with the resultant gains and losses recognized in noninterest income.

The Company has entered into interest rate swap agreements with the objective of hedging against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit and trust preferred securities caused by changes in market interest rates. The swap agreements generally provide for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company is to pay or receive interest monthly, quarterly, semiannually or at maturity.

At December 31, 2002, the notional amount of interest rate swaps outstanding was approximately $270,308,000, all consisting of swaps in a receivable position. At December 31, 2001, the notional amount of interest rate swaps outstanding was approximately $257,490,000, all consisting of swaps in a receivable position. The maturities of interest rate swaps outstanding at December 31, 2002 and 2001, in terms of notional amounts and their average pay and receive rates is discussed further in Note 14 of the Notes to Consolidated Financial Statements.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2002. These schedules include the effects of interest rates and repricing periods of the Company's interest rate swaps on time deposits and other borrowings. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Table III

Maturities	December 31, 2003	2004	2005	2006	2007	Thereafter	Total	2002 Fair Value
	(Dollars in thousands)							
Financial Assets								
Interest bearing deposits	$547	---	---	---	---	---	$547	$547
Weighted average rate	0.72%	---	---	---	---	---	0.72%	---
Available-for-sale equity securities	$296	---	---	---	---	$10,886	$11,182	$11,182
Weighted average rate	5.94%	---	---	---	---	6.10%	6.10%	---
Available-for-sale debt securities	---	$255	---	---	$998	$223,834	$225,087	$225,087
Weighted average rate	---	9.01%	---	---	4.59%	5.10%	5.10%	---
Held-to-maturity securities	---	---	---	---	---	$52,587	$52,587	$55,900
Weighted average rate	---	---	---	---	---	8.75%	8.75%	---
Adjustable rate loans	$172,878	$78,110	$69,513	$87,924	$73,167	$238,061	$719,653	$724,321
Weighted average rate	5.37%	5.03%	5.19%	4.93%	5.70%	5.61%	5.38%	---
Fixed rate loans	$79,391	$36,157	$41,716	$40,324	$43,643	$58,830	$300,061	$302,586
Weighted average rate	6.26%	8.35%	8.76%	9.29%	8.55%	8.63%	8.06%	---
Federal Home Loan Bank stock	---	---	---	---	---	$14,962	$14,962	$14,962
Weighted average rate	---	---	---	---	---	3.00%	3.00%	---
Financial Liabilities								
Savings deposits	$876	---	---	---	---	---	$876	$876
Weighted average rate	1.23%	---	---	---	---	---	1.23%	---
Time deposits	$403,477	$58,022	$30,806	$14,195	$14,424	$178,312	$699,236	$715,944
Weighted average rate	2.57%	3.43%	2.80%	2.25%	2.43%	1.55%	2.38%	---
Interest bearing demand	$216,699	---	---	---	---	---	$216,699	$216,699
Weighted average rate	1.08%	---	---	---	---	---	1.08%	---
Non-interest bearing demand	$94,508	---	---	---	---	---	$94,508	$94,508
Weighted average rate	---	---	---	---	---	---	---	---
Federal Home Loan Bank and other borrowings	$141,817	$25,842	$3,201	$1,426	$3,474	$91,020	$266,780	$281,876
Weighted average rate	1.67%	2.14%	6.62%	6.73%	7.13%	3.98%	2.66%	---

Table IV

Repricing

	December 31,							2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Financial Assets								
Interest bearing deposits	$547	---	---	---	---	---	$547	$547
Weighted average rate	0.72%	---	---	---	---	---	0.72%	---
Available-for-sale equity securities	$296	---	---	---	---	$10,886	$11,182	$11,182
Weighted average rate	5.94%	---	---	---	---	6.10%	6.10%	---
Available-for-sale debt securities	---	$255	---	---	$998	$223,834	$225,087	$225,087
Weighted average rate	---	9.01%	---	---	4.59%	5.10%	5.10%	---
Held-to-maturity securities	$15,211	---	---	---	$6,570	$30,806	$52,587	$55,900
Weighted average rate	5.90%	---	---	---	7.58%	10.40%	8.75%	---
Adjustable rate loans	$690,518	$17,912	$3,883	$2,301	$4,946	$93	$719,653	$724,321
Weighted average rate	5.32%	6.35%	7.70%	7.53%	7.23%	4.88%	5.38%	---
Fixed rate loans	$79,391	$36,157	$41,716	$40,324	$43,643	$58,830	$300,061	$302,586
Weighted average rate	6.26%	8.35%	8.76%	9.29%	8.55%	8.63%	8.06%	---
Federal Home Loan Bank stock	$14,962	---	---	---	---	---	$14,962	$14,962
Weighted average rate	3.00%	---	---	---	---	---	3.00%	---
Financial Liabilities								
Savings deposits	$876	---	---	---	---	---	$876	$876
Weighted average rate	1.23%	---	---	---	---	---	1.23%	---
Time deposits	$620,203	$51,056	$15,324	$4,195	$4,424	$4,034	$699,236	$715,944
Weighted average rate	2.16%	3.73%	4.73%	4.24%	4.84%	5.81%	2.38%	---
Interest bearing demand	$216,699	---	---	---	---	---	$216,699	$216,699
Weighted average rate	1.08%	---	---	---	---	---	1.08%	---
Non-interest bearing demand	$94,508	---	---	---	---	---	$94,508	$94,508
Weighted average rate	---	---	---	---	---	---	---	---
Federal Home Loan Bank and other borrowings	$241,997	$2,841	$3,201	$1,426	$3,474	$13,841	$266,780	$281,876
Weighted average rate	2.26%	7.32%	6.62%	6.73%	7.13%	6.31%	2.66%	---

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF Financial Condition

DECEMBER 31, 2002 AND 2001
(In Thousands, Except Per Share Data)

ASSETS	2002	2001
Cash	$ 55,327	$ 29,646
Interest-bearing deposits in other financial institutions	547	5,474
Cash and cash equivalents	55,874	35,120
Available-for-sale securities	236,269	233,805
Held-to-maturity securities	52,587	37,465
Mortgage loans held for sale	2,636	7,135
Loans receivable, net	995,011	957,751
Interest receivable		
Loans	5,076	5,147
Investments	1,490	2,063
Prepaid expenses and other assets	16,452	7,464
Foreclosed assets held for sale, net	4,328	3,057
Premises and equipment, net	16,963	12,839
Federal Home Loan Bank stock	14,962	14,962
Refundable income taxes	990	—
Deferred income taxes	—	6,295
Total assets	$ 1,402,638	$ 1,323,103
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 1,021,957	$ 886,870
Federal Home Loan Bank advances	206,226	258,743
Short-term borrowings	43,304	57,763
Trust preferred securities	18,964	17,160
Accrued interest payable	2,485	5,186
Advances from borrowers for taxes and insurance	229	295
Accounts payable and accrued expenses	3,697	2,983
Income taxes payable	—	8,849
Deferred income taxes	1,067	—
Total liabilities	1,297,929	1,237,849
STOCKHOLDERS' EQUITY		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares	—	—
Common stock, $.01 par value; authorized 20,000,000 shares, issued 12,325,002 shares	123	123
Additional paid-in capital	17,033	17,160
Retained earnings	145,931	127,489
Accumulated other comprehensive income		
Unrealized appreciation on available-for-sale securities, net of income taxes of $1,286 and $384 at December 31, 2002 and 2001, respectively	2,568	710
	165,655	145,482
Less treasury common stock, at cost; December 31, 2002 and 2001 – 5,467,881 and 5,462,467 shares, respectively	60,946	60,228
Total stockholders' equity	104,709	85,254
Total liabilities and stockholders' equity	$ 1,402,638	$ 1,323,103

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC.

CONSOLIDATED STATEMENTS OF Income

YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000
(In Thousands, Except Per Share Data)

	2002	2001	2000
INTEREST INCOME			
Loans	$ 64,062	$ 76,107	$ 77,399
Investment securities and other	16,099	13,390	8,751
	80,161	89,497	86,150
INTEREST EXPENSE			
Deposits	22,244	32,405	32,244
Federal Home Loan Bank advances	6,852	10,339	14,312
Short-term borrowings and trust preferred securities	1,241	3,163	2,305
	30,337	45,907	48,861
NET INTEREST INCOME	49,824	43,590	37,289
PROVISION FOR LOAN LOSSES	5,800	5,200	3,106
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	44,024	38,390	34,183
NONINTEREST INCOME			
Commissions	5,786	5,765	7,024
Service charges and ATM fees	8,430	8,352	5,968
Net gains on loan sales	1,575	1,756	570
Net realized gains (losses) on sales of available-for-sale securities	3,443	139	(9)
Income (expense) on foreclosed assets	(597)	(216)	295
Other income	1,186	1,237	1,135
	19,823	17,033	14,983
NONINTEREST EXPENSE			
Salaries and employee benefits	15,842	15,126	13,642
Net occupancy expense	5,337	4,730	4,529
Postage	1,426	1,233	1,152
Insurance	514	485	521
Amortization of excess of cost over fair value of net assets acquired	—	284	160
Advertising	622	686	713
Office supplies and printing	828	774	703
Other operating expenses	3,765	3,872	4,084
	28,334	27,190	25,504
INCOME BEFORE INCOME TAXES	35,513	28,233	23,662
PROVISION FOR INCOME TAXES	12,301	9,475	8,184
NET INCOME	$ 23,212	$ 18,758	$ 15,478
EARNINGS PER COMMON SHARE			
BASIC	$ 3.38	$ 2.72	$ 2.16
DILUTED	$ 3.34	$ 2.70	$ 2.12

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC.

CONSOLIDATED STATEMENTS OF Stockholders' Equity

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In Thousands, Except Per Share Data)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, JANUARY 1, 2000	$ —	$ 123	$ 17,487	$ 100,310	$ (644)	$ (48,351)	$ 68,925
Net income	15,478	—	—	15,478	—	—	15,478
Stock issued under Stock Option Plan	—	—	(26)	—	—	507	481
Dividends declared, $.50 per share	—	—	—	(3,611)	—	—	(3,611)
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $582	1,028	—	—	—	1,028	—	1,028
Treasury stock purchased	—	—	—	—	—	(11,252)	(11,252)
Comprehensive income	$ 16,506						
BALANCE, DECEMBER 31, 2000	$ —	123	17,461	112,177	384	(59,096)	71,049
Net income	18,758	—	—	18,758	—	—	18,758
Stock issued under Stock Option Plan	—	—	(301)	—	—	507	206
Dividends declared, $.50 per share	—	—	—	(3,446)	—	—	(3,446)
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $184	326	—	—	—	326	—	326
Treasury stock purchased	—	—	—	—	—	(1,639)	(1,639)
Comprehensive income	$ 19,084						
BALANCE, DECEMBER 31, 2001	$ —	123	17,160	127,489	710	(60,228)	85,254
Net income	23,212	—	—	23,212	—	—	23,212
Stock issued under Stock Option Plan	—	—	(127)	—	—	624	497
Dividends declared, $.70 per share	—	—	—	(4,770)	—	—	(4,770)
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $902	1,858	—	—	—	1,858	—	1,858
Treasury stock purchased	—	—	—	—	—	(1,342)	(1,342)
Comprehensive income	$ 25,070						
BALANCE, DECEMBER 31, 2002		$ 123	$ 17,033	$ 145,931	$2,568	$ (60,946)	$104,709

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC.

CONSOLIDATED STATEMENTS OF Stockholders' Equity

YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000
(In Thousands)

	2002	2001	2000
RECLASSIFICATION DISCLOSURE			
Unrealized appreciation on available-for-sale securities, net of income taxes of $2,073 for December 31, 2002; $231 for December 31, 2001; $585 for December 31, 2000	**$ 4,130**	$ 418	$ 1,022
Less: Reclassification adjustment for (depreciation) appreciation included in net income, net of income taxes of $1,171 for December 31, 2002; $47 for December 31, 2001; $(3) for December 31, 2000	**2,272**	92	(6)
Change in unrealized appreciation on available-for-sale securities, net of income taxes	**$ 1,858**	$ 326	$ 1,028

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC.

CONSOLIDATED STATEMENTS OF Cash Flows

YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000
(In Thousands)

	2002	2001	2000
OPERATING ACTIVITIES			
Net income	**$ 23,212**	$ 18,758	$ 15,478
Proceeds from sales of loans held for sale	**106,487**	104,997	35,511
Originations of loans held for sale	**(98,939)**	(105,766)	(32,960)
Items not requiring (providing) cash			
Depreciation	**2,593**	2,259	2,191
Amortization	**136**	409	160
Provision for loan losses	**5,800**	5,200	3,106
Provision for losses on foreclosed assets	**254**	150	—
Net gains on loan sales	**(1,575)**	(1,756)	(570)
Net realized (gains) losses on available-for-sale securities	**(3,443)**	(139)	9
(Gain) loss on sale of premises and equipment	**(76)**	87	206
Gain on sale of foreclosed assets	**(271)**	(576)	(495)
Amortization of deferred income, premiums and discounts	**659**	(1,493)	(790)
Deferred income taxes	**(2,654)**	(1,306)	(958)
Changes in:			
Interest receivable	**644**	1,701	(3,057)
Prepaid expenses and other assets	**132**	90	329
Accounts payable and accrued expenses	**(3,016)**	(933)	1,274
Income taxes refundable/payable	**(725)**	1,781	6,870
Net cash provided by operating activities	**29,218**	23,463	26,304
INVESTING ACTIVITIES			
Net change in loans	**(29,144)**	(48,976)	(115,090)
Purchase of loans	**(31,448)**	(45,990)	(26,292)
Proceeds from sale of student loans	**10,838**	11,700	12,400
Purchase of premises and equipment	**(6,876)**	(4,956)	(2,729)
Proceeds from sale of premises and equipment	**235**	87	—
Proceeds from sale of foreclosed assets	**4,815**	5,060	437
Capitalized costs on foreclosed assets	**31**	(523)	(359)
Proceeds from maturing held-to-maturity securities	**11,687**	5	17,354
Purchase of held-to-maturity securities	**(26,811)**	(17,315)	(7,474)
Proceeds from sale of available-for-sale securities	**151,265**	106,292	19,982
Proceeds from maturities, calls and repayments of available-for-sale securities	**90,024**	161,828	60,230
Purchase of available-for-sale securities	**(239,087)**	(363,762)	(125,873)
Purchase of Federal Home Loan Bank stock	**—**	(867)	(3,114)
Net cash used in investing activities	**(64,471)**	(197,417)	(170,528)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF Cash Flows

YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000
(In Thousands)

	2002	2001	2000
FINANCING ACTIVITIES			
Net increase in certificates of deposit	**$ 36,730**	$ 117,190	$ 110,964
Net increase in checking and savings accounts	**90,905**	15,452	14,178
Proceeds from Federal Home Loan Bank advances and note payable to bank	**2,829,500**	1,459,300	3,966,483
Repayments of Federal Home Loan Bank advances and note payable to bank	**(2,882,017)**	(1,450,435)	(3,924,653)
Net increase (decrease) in short-term borrowings	**(14,459)**	16,068	(11,899)
Proceeds from issuance of trust preferred securities	**—**	17,250	—
Payment of financing costs on trust preferred securities	**—**	(924)	—
Advances (to) from borrowers for taxes and insurance	**(66)**	(49)	34
Purchase of treasury stock	**(1,342)**	(1,639)	(11,252)
Dividends paid	**(3,741)**	(3,446)	(3,611)
Stock options exercised	**497**	206	481
Net cash provided by financing activities	**56,007**	168,973	140,725
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**20,754**	(4,981)	(3,499)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**35,120**	40,101	43,600
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 55,874**	$ 35,120	$ 40,101

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

DECEMBER 31, 2002, 2001 AND 2000

NOTE 1:
NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services as well as travel, insurance and investment services through the Company's and the Bank's other wholly owned subsidiaries to customers primarily in southwest and central Missouri. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

In June 1998, the Bank converted to a state-chartered trust company, and the Company became a one-bank holding company. Until that time the Bank was a stock savings bank, and the Company was a savings bank holding company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiaries, Great Southern Capital Trust I and Great Southern Bank and the Bank's wholly owned subsidiaries, Great Southern Capital Management, Inc., GSB One LLC (including its wholly owned subsidiary, GSB Two LLC) and Great Southern Financial Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods amounts have been reclassified to conform to the 2002 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance For Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing

Notes to Consolidated Financial Statements continued

DECEMBER 31, 2002, 2001 AND 2000

economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer and residential loans for impairment disclosures.

Foreclosed Assets Held For Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2002	2001	2000
	(In Thousands, Except Per Share Data)		
Net income	$ 23,212	$ 18,758	$ 15,478
Average common shares outstanding	6,863	6,889	7,166
Average common share stock options outstanding	83	67	147
Average diluted common shares	6,946	6,956	7,313
Earnings per common share – basic	$ 3.38	$ 2.72	$ 2.16
Earnings per common share – diluted	$ 3.34	$ 2.70	$ 2.12

Options to purchase 16,600 and 130,075 shares of common stock were outstanding during the years ended December 31, 2002 and 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described more fully in *Note 18*. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price at least equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31,		
	2002	2001	2000
	(In Thousands, Except Per Share Data Amounts)		
Net income, as reported	$ 23,212	$ 18,758	$ 15,478
Less			
Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(260)	(358)	(303)
Pro forma net income	$ 22,952	$ 18,400	$ 15,175
Earnings per share			
Basic – as reported	$ 3.38	$ 2.72	$ 2.16
Basic – pro forma	$ 3.34	$ 2.67	$ 2.12
Diluted – as reported	$ 3.34	$ 2.70	$ 2.12
Dilute – pro forma	$ 3.30	$ 2.65	$ 2.08

Cash Equivalents
The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, cash equivalents consisted of interest-bearing deposits in other financial institutions.

Income Taxes
Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Interest Rate Swaps
Beginning in 2001, interest rate swaps are carried at fair value determined using quoted dealer prices and are recognized in the statements of financial condition in the prepaid expenses and other assets caption. The Company uses interest rate swaps to help manage its interest rate risk from recorded financial liabilities. These instruments are utilized when they can be demonstrated to effectively hedge a designated liability and such liability exposes the Company to interest-rate risk. Amounts to be paid or received under interest-rate swaps are accounted for on the accrual basis and recognized as interest income or expense of the related liability. Gains and losses on early termination of these instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the instrument is marked to market, with the resultant gains and losses recognized in noninterest income.

Restriction on Cash and Due From Banks
The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 and 2001, respectively, was $13,219,000 and $15,679,000.

Future Changes in Accounting Principle
The Financial Accounting Standards Board ("FASB") recently issued its Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This new Interpretation requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing a guarantee at its inception and prescribes disclosures regarding guarantees. The Interpretation applies only to guarantees issued or modified after December 31, 2002. Guarantees issued by the Bank are principally in the form of letters of credit as discussed in *Note 15*. Initial adoption of the Interpretation will have no effect on the Bank's financial statements. The Bank's application of the Interpretation to guarantees issued or modified after December 31, 2002, will, if material, result in recognition of a liability for such guarantees, as well as recognition of fee revenue from them over the period of time the guarantees are outstanding.

In July 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when incurred rather than at the date of commitment to an exit or disposal plan. This Statement replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this Statement is not expected to have a material effect on the Company's financial statements.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions." This Statement brings all business combinations involving financial institutions, except mutuals, into the scope of SFAS 141, "Business Combinations." SFAS 147 requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, be accounted for in accordance with SFAS 141 and the related intangibles accounted for in accordance with SFAS 142. SFAS 147 removes such acquisitions from the scope of SFAS 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS 147 also amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. SFAS 147 is generally effective immediately and provides guidance with respect to amortization and impairment of intangibles recognized in connection with acquisitions previously within the scope of SFAS 72. The adoption of this Statement did not have a material effect on the Company's financial statements.

NOTE 2:
INVESTMENTS IN DEBT AND EQUITY SECURITIES
The amortized cost and approximate fair values of securities classified as available-for-sale are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
U.S. government agencies	$ 11,000	$ —	$ 2	$ 10,998
Collateralized mortgage obligations	5,082	—	11	5,071
Mortgage-backed securities	195,904	3,093	33	198,964
Corporate bonds	9,156	910	12	10,054
Equity securities	11,267	181	266	11,182
	$ 232,409	$ 4,184	$ 324	$ 236,269

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
U.S. government agencies	$ 84,719	$ 669	$ —	$ 85,388
Collateralized mortgage obligations	5,188	—	71	5,117
Mortgage-backed securities	120,544	28	1,147	119,425
Corporate bonds	8,311	417	—	8,728
Equity securities	13,967	1,214	34	15,147
	$ 232,729	$ 2,328	$ 1,252	$ 233,805

Notes to Consolidated Financial Statements continued

The amortized cost and fair value of available-for-sale securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Fair Value
	(In Thousands)	
After one through five years	$ 1,243	$ 1,253
After five through ten years	10,000	10,000
After ten years	8,913	9,799
Securities not due on a single maturity date	200,986	204,035
	$ 221,142	$ 225,087

The amortized cost and approximate fair values of securities classified as held-to-maturity are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
States and political subdivisions and industrial revenue bonds	$ 52,587	$ 3,313	$ —	$ 55,900

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(In Thousands)			
States and political subdivisions and industrial revenue bonds	$ 37,465	$ 3,280	$ 45	$ 40,700

The amortized cost and fair value of held-to-maturity securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Approximate Fair Value
	(In Thousands)	
After five through ten years	$ 9,923	$ 11,056
After ten years	42,664	44,844
	$ 52,587	$ 55,900

The amortized cost of securities pledged as collateral to secure public deposits and for other purposes amounted to approximately $40,667,743 and $17,899,700 at December 31, 2002 and 2001, respectively, with approximate fair values of $40,594,100 and $18,107,200, respectively. The amortized cost of securities pledged as collateral to secure collateralized borrowing accounts amounted to approximately $43,042,700 and $25,865,400 at December 31, 2002 and 2001, respectively, with approximate fair values of $43,333,900 and $26,081,600, respectively. The amortized cost of securities pledged as collateral to secure Federal Home Loan Bank advances amounted to approximately $109,704,500 and $144,928,400 at December 31, 2002 and 2001, respectively, with approximate fair values of $111,069,300 and $145,800,700, respectively.

NOTE 3:
LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, 2002 and 2001, include:

	2002	2001
	(In Thousands)	
One-to four-family residential mortgage loans	$ 169,506	$ 183,421
Other residential mortgage loans	84,862	88,274
Commercial real estate loans	401,942	351,037
Other commercial loans	91,123	97,557
Construction loans	212,670	206,885
Installment, education and other loans	110,182	97,745
Prepaid dealer premium	2,261	1,810
Discounts on loans purchased	(37)	(43)
Undisbursed portion of loans in process	(55,468)	(46,744)
Allowance for loan losses	(21,288)	(21,328)
Deferred loan fees and gains, net	(742)	(863)
	$ 995,011	$ 957,751

Transactions in the allowance for loan losses were as follows:

	2002	2001	2000
		(In Thousands)	
Balance, beginning of year	$ 21,328	$ 18,694	$ 17,293
Provision charged to expense	5,800	5,200	3,106
Loans charged off, net of recoveries of $1,874 for 2002, $2,335 for 2001 and $1,446 for 2000	(5,840)	(2,566)	(1,705)
Balance, end of year	$ 21,288	$ 21,328	$ 18,694

The weighted average interest rate on loans receivable at December 31, 2002 and 2001, was 6.10% and 6.54%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $36,826,000 and $39,511,000 at December 31, 2002 and 2001, respectively.

Gross impaired loans totaled approximately $14,521,000 and $8,998,000 at December 31,

2002 and 2001, respectively. An allowance for loan losses of $1,949,000 and $1,205,837 relates to these impaired loans at December 31, 2002 and 2001, respectively. There were two impaired loans at December 31, 2002, and no impaired loans at December 31, 2001, without a related allowance for loan losses assigned.

Interest of approximately $828,000, $1,283,000 and $1,671,000 was received on average impaired loans of approximately $13,101,000, $8,056,000 and $12,132,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest of approximately $1,831,000 and $1,756,000 would have been recognized on an accrual basis during the years ended December 31, 2002 and 2001, respectively. Interest that would have been recognized on impaired loans on an accrual basis during 2000 was not materially different than interest received on a cash basis.

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled approximately $1,024,000 and $548,000, respectively. Nonaccruing loans at December 31, 2002 and 2001, were approximately $13,497,000 and $8,998,000, respectively.

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes* 7 and 9.

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 2002 and 2001, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Balance, beginning of year	$ 10,073	$ 5,731
New loans	6,962	14,617
Payments	(4,646)	(10,275)
Balance, end of year	$ 12,389	$ 10,073

Included in the amount of new loans originated to directors and executive officers of the Company and the Bank during 2001 is approximately $13,400,000 of loans to a director appointed during 2001. This amount represents the outstanding balance of the loans as of the date that this individual was elected to the Board.

NOTE 4:
FORECLOSED ASSETS HELD FOR SALE

Activity in the allowance for losses on foreclosed assets was as follows:

	2002	2001	2000
		(In Thousands)	
Balance, beginning of year	$ 150	$ —	$ —
Provision charged to expense	—	150	—
Charge-offs, net of recoveries	(150)	—	—
Balance, end of year	$ 0	$ 150	$ 0

NOTE 5:
PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Land	$ 4,728	$ 2,978
Buildings and improvements	12,957	11,120
Furniture, fixtures and equipment	13,737	12,341
	31,422	26,439
Less accumulated depreciation	14,459	13,600
	$ 16,963	$ 12,839

NOTE 6:
DEPOSITS

Deposits are summarized as follows:

	Weighted Average Interest Rate	December 31, 2002	December 31, 2001
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 94,508	$ 62,131
Interest-bearing checking	1.08% - 1.02%	216,699	158,067
Savings accounts	1.23% - 1.37%	876	980
		312,083	221,178
Certificate accounts	0% - 1.99%	38,962	7,538
	2% - 2.99%	208,708	59,443
	3% - 3.99%	168,186	94,097
	4% - 4.99%	62,045	145,515
	5% - 5.99%	91,892	118,769
	6% - 6.99%	119,145	212,617
	7% and above	10,298	24,527
		699,236	662,506
Interest rate swap fair value adjustment		10,638	3,186
		$ 1,021,957	$ 886,870

The weighted average interest rate on certificates of deposit was 2.38% and 3.48% at December 31, 2002 and 2001, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $100,782,000 and $79,664,000 at December 31, 2002 and 2001, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits, which are primarily in denominations of $100,000 or more, was approximately $339,820,000 and $355,461,000 at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements continued

DECEMBER 31, 2002, 2001 AND 2000

At December 31, 2002, scheduled maturities of certificates of deposit are as follows (in thousands):

2003	$ 403,477
2004	58,022
2005	30,806
2006	14,195
2007	14,424
Thereafter	178,312
	$ 699,236

A summary of interest expense on deposits is as follows:

	2002	2001	2000
		(In Thousands)	
Checking accounts	$ 2,277	$ 2,443	$ 2,617
Savings accounts	17	125	631
Certificate accounts	19,990	29,905	29,096
Early withdrawal penalties	(40)	(68)	(100)
	$ 22,244	$ 32,405	$ 32,244

NOTE 7:

ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consist of the following:

	December 31, 2002		December 31, 2001	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(In Thousands, Except Interest Rates)			
2002	$ —	—%	$ 101,227	2.11%
2003	81,263	1.52	31,327	2.06
2004	25,842	2.14	25,914	2.58
2005	3,201	6.62	3,280	6.64
2006	1,426	6.73	1,514	6.78
2007	3,474	7.13	4,323	7.19
2008 and thereafter	91,020	3.98	91,158	4.14
	$ 206,226	2.90	$ 258,743	3.03

Included in the Bank's FHLB advances is a $25,000,000 advance with a maturity date of December 16, 2010. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $25,000,000 advance with a maturity date of January 20, 2011. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance on January 20, 2003, and quarterly thereafter.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. Investment securities with approximate carrying values of $111,069,000 and $144,928,000, respectively, were specifically pledged as collateral for advances at December 31, 2002 and 2001. Loans with carrying values of approximately $536,720,000 and $543,881,000 were pledged as collateral for outstanding advances at December 31, 2002 and 2001, respectively.

NOTE 8:

SHORT-TERM BORROWINGS

Short-term borrowings are summarized as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Federal funds purchased	$ 4,800	$ 37,900
Securities sold under reverse repurchase agreements	38,504	19,863
	$ 43,304	$ 57,763

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 1.08% and 1.63% at December 31, 2002 and 2001, respectively. Short-term borrowings averaged $33,380,000 and $66,833,000 for the years ended December 31, 2002 and 2001, respectively. The maximum amounts outstanding at any month end were $54,212,000 and $127,336,000 during those same periods.

NOTE 9:

NOTE PAYABLE TO BANK

The Company has a line of credit with a commercial bank. The amount available under the line of credit was $12,000,000 at December 31, 2002 and 2001, respectively. There were no amounts outstanding under the line at December 31, 2002 and 2001. The note bears interest at LIBOR plus 1.25% due quarterly, is secured by all of the common stock of the Bank and matures November 1, 2003.

The Bank has a potentially available $100,330,000 line of credit under a borrowing arrangement with the Federal Reserve Bank at December 31, 2002. The line is secured primarily by commercial loans and was not drawn upon at December 31, 2002.

NOTE 10:
TRUST PREFERRED SECURITIES

During 2001 GSBCP, a newly formed Delaware business trust subsidiary of the Company, issued 1,725,000 shares of unsecured 9.00% Cumulative Trust Preferred Securities at $10 per share in an underwritten public offering. The gross proceeds of the offering were used to purchase a 9.00% Subordinated Debenture from the Company. The Company's proceeds from the issuance of the Subordinated Debentures to GSBCP, net of underwriting fees and offering expenses, were $16.3 million. The Company records distributions payable on the trust preferred securities as interest expense for financial reporting purposes. The proceeds from the offering were used to payoff the Company's indebtedness under the existing note payable to bank. The trust preferred securities mature in 2031 and are redeemable at the Company's option beginning in 2006. The trust preferred securities qualify as Tier I capital for regulatory purposes.

During 2001 the Company entered into an interest rate swap agreement to effectively convert this fixed rate debt to variable rates of interest. The variable rate is three-month LIBOR plus 202 basis points, adjusting quarterly. The initial rate was 6.25% and the rate at December 31, 2002 and 2001, was 3.87% and 4.62%, respectively.

Trust preferred securities are summarized as follows:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Trust Preferred Securities	$ 17,250	$ 17,250
Interest rate swap fair value adjustment	1,714	(90)
	$ 18,964	$ 17,160

NOTE 11:
INCOME TAXES

The Company files a consolidated federal income tax return. During the time the Bank operated under a thrift charter, thrifts were allowed a percentage of otherwise taxable income as a statutory bad debt deduction, subject to limitations based on aggregate loans and savings balances. This percentage was most recently 8%. In August 1996 this statutory bad debt deduction was repealed and is no longer available for thrifts. In addition, bad debt allowances accumulated after 1988, which are presently included as a component of the net deferred tax asset, must be recaptured over a six-year period beginning with the period ended December 31, 1998. The amount of the deferred tax liability which must be recaptured is approximately $302,000 at December 31, 2002.

As of December 31, 2002 and 2001, retained earnings includes approximately $17,500,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at December 31, 2002 and 2001.

The provision for income taxes includes these components:

	2002	2001	2000
		(In Thousands)	
Taxes currently payable	$ 14,955	$ 10,781	$ 9,142
Deferred income taxes	(2,654)	(1,306)	(958)
Income tax expense	$ 12,301	$ 9,475	$ 8,184

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 7,451	$ 7,465
Accrued expenses	231	113
Partnership tax credits	168	139
Excess of cost over fair value of net assets acquired	187	126
Other	77	16
	8,114	7,859
Deferred tax liabilities:		
Tax bad debt allowance in excess of base year allowance	(302)	(605)
FHLB stock dividends	(575)	(575)
Unrealized appreciation on available-for sale securities	(1,286)	(384)
Real estate investment trust dividends	(7,018)	—
	(9,181)	(1,564)
Net deferred tax asset (liability)	$ (1,067)	$ 6,295

Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:

	2002	2001	2000
Tax at statutory rate	35.0%	35.0%	35.0%
Other	(.4)	(1.4)	(.4)
	34.6%	33.6%	34.6%

The income and other tax returns of the Company and its consolidated subsidiaries are subject to but have not been audited recently by the Internal Revenue Service and state taxing authorities. These returns have been closed without audit through December 31, 1998.

Notes to Consolidated Financial Statements continued

DECEMBER 31, 2002, 2001 AND 2000

NOTE 12:

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values for securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Mortgage Loans Held for sale

Fair value is estimated using the quoted market prices of similar loans originated.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Note Payable to Bank and Trust Preferred Securities

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

Interest Rate Swaps

Fair values of interest rate swaps are estimated based on quoted dealer prices.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 55,874	$ 55,874	$ 35,120	$ 35,120
Available-for-sale securities	236,269	236,269	233,805	233,805
Held-to-maturity securities	52,587	55,900	37,465	40,703
Mortgage loans held for sale	2,636	2,636	7,135	7,135
Loans, net of allowance for loan losses	995,011	1,002,983	957,751	979,782
Accrued interest receivable	6,566	6,566	7,210	7,210
Investment in FHLB stock	14,962	14,962	14,962	14,962
Interest rate swaps	12,353	12,353	3,096	3,096
Financial liabilities:				
Deposits	1,021,957	1,028,027	886,870	886,656
FHLB advances	206,226	217,894	258,743	258,373
Short-term borrowings	43,304	43,304	57,763	57,763
Trust preferred securities	18,964	18,964	17,160	17,160
Accrued interest payable	2,485	2,485	5,186	5,186
Unrecognized financial instruments (net of contractual value):				
Commitments to originate loans	—	—	—	—
Letters of credit	—	—	—	—
Lines of credit	—	—	—	—

NOTE 13:

OPERATING LEASES

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2002, future minimum lease payments are as follows (in thousands):

2003	$ 183
2004	140
2005	112
2006	112
2007	112
Later Years	468
	$ 1,127

Rental expense was $266,905, $250,161 and $297,274 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 14:

INTEREST RATE SWAPS

The Company has entered into interest rate swap agreements with the objective of hedging against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit and trust preferred securities caused by changes in market interest rates. The swap agreements generally provide for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company is to pay or receive interest monthly, quarterly, semiannually or at maturity.

At December 31, 2002, the notional amount of interest rate swaps outstanding was approximately $270,308,000, all consisting of swaps in a receivable position. At December 31, 2001, the notional amount of interest rate swaps outstanding was approximately $257,490,000, all consisting of swaps in a receivable position. The maturities of interest rate swaps outstanding at December 31, 2002 and 2001, in terms of notional amounts and their average pay and receive rates were as follows:

	2002			2001		
	Fixed To Variable	Average Pay Rate	Average Receive Rate	Fixed To Variable	Average Pay Rate	Average Receive Rate
	(In Millions)					
Interest Rate Swaps						
Expected Maturity Date						
2002	$ —	—%	—%	$ 49.2	1.61%	6.36%
2003	36.0	.73	5.52	31.0	1.08	5.88
2004	7.0	1.23	6.57	7.0	1.85	6.57
2005	15.5	.89	6.20	15.5	1.49	6.20
2006	10.0	1.42	5.30	10.0	1.93	5.30
2007	10.0	1.36	3.50	20.0	2.10	4.00
2008	27.6	1.28	3.85	7.6	1.54	5.93
2009	19.8	1.55	5.50	25.0	2.20	6.06
2011	22.5	1.54	5.69	15.0	2.13	6.17
2012	10.0	1.40	5.50	—	—	—
2016	39.8	1.56	6.14	60.0	2.08	6.22
2017	54.9	1.40	4.70	—	—	—
2031	17.2	3.87	9.00	17.2	4.68	9.00
	$ 270.3	1.47	5.49	$ 257.5	2.00	6.16

NOTE 15:

COMMITMENTS AND CREDIT RISK

Commitments To Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2002 and 2001, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $4,721,000 and $6,216,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $3,497,000 and $5,475,000, at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements continued

DECEMBER 31, 2002, 2001 AND 2000

Letters of Credit

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company had total outstanding letters of credit amounting to approximately $15,711,000 and $11,923,000, at December 31, 2002 and 2001, respectively, with $8,282,000 and $4,076,000, respectively, of the letters of credit having terms up to five years. The remaining $7,429,000 and $7,847,000 at December 31, 2002 and 2001, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue. The Federal Home Loan Bank has issued a letter of credit backing the Bank's letter of credit.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $95,393,000 and $19,910,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2001, the Bank had granted unused lines of credit to borrowers aggregating approximately $72,971,000 and $17,514,000 for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans aggregating approximately $162,103,000 and $155,626,000 at December 31, 2002 and 2001, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $63,890,000 and $67,870,000 of this total at December 31, 2002 and 2001, respectively.

NOTE 16:
ADDITIONAL CASH FLOW INFORMATION

	2002	2001	2000
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$ 7,392	$ 6,959	$ 3,458
Sale and financing of foreclosed assets	$ 1,292	$ 2,479	$ 1,705
Dividends declared but not paid	$ 1,029	$ —	$ —
Additional Cash Payment Information			
Interest paid	$ 33,038	$ 46,839	$ 48,575
Income taxes paid	$ 15,676	$ 9,000	$ 2,300

NOTE 17:
EMPLOYEE BENEFITS

The Company participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2002, 2001 and 2000, were approximately $246,000, $230,000 and $0, respectively. As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

The Company has a defined contribution pension plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 3% of the employee's compensation, and also matches 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2002, 2001 and 2000, were approximately $255,000, $313,000 and $309,000, respectively.

NOTE 18:
STOCK OPTION PLAN

The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 1,232,496 shares of common stock.

In addition, the Board of Directors of the Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 800,000 shares of common stock.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a 10-year term and become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock

Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2000	751,822	305,770	$ 17.933
Granted	(62,513)	62,513	16.383
Exercised	—	(71,205)	(12.140)
Forfeited	62,520	(62,520)	(19.974)
Balance, December 31, 2000	751,829	234,558	16.510
Granted	(62,075)	62,075	26.291
Exercised	—	(54,932)	(16.052)
Forfeited	15,849	(15,849)	(20.134)
Balance, December 31, 2001	705,603	225,852	21.480
Granted	(67,050)	67,050	37.231
Exercised	—	(45,827)	(18.414)
Forfeited	16,465	(16,465)	(24.386)
Balance, December 31, 2002	655,018	230,610	26.462

The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted average assumptions:

	December 31, 2002	December 31, 2001	December 31, 2000
Dividends Per Share	$0.56	$0.50	$0.50
Risk-Free Interest Rate	2.93%	3.91%	5.93%
Expected Life of Options	5 Years	5 Years	5 Years
Weighted Average Fair Value of Options Granted During Year	$9.83	$19.57	$10.11

The following table further summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.938 to $16.875	34,333	6.86 years	$14.850	12,508	$13.403
$17.000 to $18.188	18,675	3.91 years	$17.594	6,725	$17.415
$21.500 to $28.375	112,802	6.00 years	$25.261	40,634	$24.624
$36.375 to $40.020	64,800	8.56 years	$37.261	—	N/A

NOTE 19:

SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on deposits and on commitments and credit risk.

NOTE 20:

REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

Notes to Consolidated Financial Statements *continued*

DECEMBER 31, 2002, 2001 AND 2000

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2002						
Total Risk-Based Capital						
Great Southern Bancorp, Inc.	$133,209	12.1%	≥$87,840	≥8.0%	N/A	N/A
Great Southern Bank	$127,343	11.6%	≥$87,986	≥8.0%	≥$109,983	≥10.0%
Tier I Risk-Based Capital						
Great Southern Bancorp, Inc.	$119,391	10.9%	≥$43,920	≥4.0%	N/A	N/A
Great Southern Bank	$113,502	10.3%	≥$43,993	≥4.0%	≥$65,990	≥6.0%
Tier I Leverage Capital						
Great Southern Bancorp, Inc.	$119,391	8.6%	≥$55,360	≥4.0%	N/A	N/A
Great Southern Bank	$113,502	8.2%	≥$55,246	≥4.0%	≥$69,058	≥5.0%
As of December 31, 2001						
Total Risk-Based Capital						
Great Southern Bancorp, Inc.	$113,274	10.9%	≥$82,986	≥8.0%	N/A	N/A
Great Southern Bank	$104,610	10.2%	≥$82,087	≥8.0%	≥$102,609	≥10.0%
Tier I Risk-Based Capital						
Great Southern Bancorp, Inc.	$100,204	9.7%	≥$41,493	≥4.0%	N/A	NA
Great Southern Bank	$91,679	8.9%	≥$41,043	≥4.0%	≥$61,565	≥6.0%
Tier I Leverage Capital						
Great Southern Bancorp, Inc.	$100,204	7.8%	≥$51,101	≥4.0%	N/A	N/A
Great Southern Bank	$91,679	7.2%	≥$50,642	≥4.0%	≥$63,302	≥5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002 and 2001, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

NOTE 21:

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

Following is a summary of unaudited quarterly operating results for the years 2002, 2001 and 2000:

	2002			
	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$19,781	$20,153	$20,513	$19,714
Interest expense	8,110	7,633	7,476	7,118
Provision for loan losses	1,350	1,650	1,300	1,500
Net realized gains (losses) on available-for-sale securities	595	2,229	621	(2)
Net income	5,402	6,534	5,919	5,357
Earnings per common share - diluted	.78	.94	.85	.77

	2001			
	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$24,842	$22,096	$22,127	$20,432
Interest expense	13,571	12,408	10,504	9,410
Provision for loan losses	1,650	1,050	1,050	1,450
Net realized gains (losses) on available-for-sale securities	—	268	99	(228)
Net income	4,727	4,532	4,850	4,649
Earnings per common share - diluted	.67	.65	.70	.68

	2000			
	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$19,321	$20,573	$22,425	$23,831
Interest expense	10,608	11,434	12,810	14,009
Provision for loan losses	476	600	900	1,130
Net realized gains (losses) on available-for-sale securities	—	(6)	—	(3)
Net income	3,659	3,884	3,992	3,943
Earnings per common share - diluted	.48	.53	.55	.56

NOTE 22:

OPERATING SEGMENTS

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, originating brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance.

The following table provides information about segment profits and segment assets and has been prepared using the same accounting policies as those described in the summary of significant accounting policies in *Note 1*. There are no material intersegment revenues. Thus, no reconciliations to amounts reported in the consolidated financial statements are necessary. Revenue from segments below the reportable segment threshold is attributable to four operating segments of the Company. These segments include an insurance agency, a travel agency, discount brokerage services and real estate appraisal services (2000 only).

	Year Ended December 31, 2002		
	Banking	All Other	Totals
		(In Thousands)	
Interest income	$80,117	$44	$80,161
Interest expense	$30,337	—	$30,337
Depreciation and amortization	$2,607	$122	$2,729
Provision for income taxes	$12,105	$196	$12,301
Segment profit	$22,840	$372	$23,212
Segment assets	$1,398,930	$3,708	$1,402,638
Expenditures for additions to premises and equipment	$6,791	$85	$6,876

	Year Ended December 31, 2001		
	Banking	All Other	Totals
		(In Thousands)	
Interest income	$89,425	$72	$89,497
Interest expense	$45,907	—	$45,907
Depreciation and amortization	$2,246	$422	$2,668
Provision for income taxes	$9,570	$(95)	$9,475
Segment profit	$18,924	$(166)	$18,758
Segment assets	$1,319,989	$3,114	$1,323,103
Expenditures for additions to premises and equipment	$4,781	$175	$4,956

	Year Ended December 31, 2000		
	Banking	All Other	Totals
		(In Thousands)	
Interest income	$86,104	$46	$86,150
Interest expense	$48,849	$12	$48,861
Depreciation and amortization	$2,055	$296	$2,351
Provision for income taxes	$7,821	$363	$8,184
Segment profit	$14,766	$712	$15,478
Segment assets	$1,126,413	$3,765	$1,130,178
Expenditures for additions to premises and equipment	$2,276	$453	$2,729

Note 23:

CONDENSED PARENT COMPANY STATEMENTS

The condensed balance sheets at December 31, 2002 and 2001, and statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000, for the parent company, Great Southern Bancorp, Inc., are as follows:

	December 31,	
	2002	2001
	(In Thousands)	
BALANCE SHEETS		
Assets		
Cash	$ 5,410	$ 491
Available-for-sale securitites	285	9,190
Investment in subsidiary bank	116,134	91,580
Income taxes receivable	101	535
Premises and equipment	179	130
Prepaid expenses	878	909
Other assets	2,393	544
	$ 125,380	$ 103,379
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 1,696	$ 540
Trust preferred securities	18,964	17,160
Deferred income taxes	11	425
Common stock	123	123
Additional paid-in capital	17,033	17,160
Retained earnings	145,931	127,489
Unrealized appreciation on available-for-sale securities, net	2,568	710
Treasury stock, at cost	(60,946)	(60,228)
	$ 125,380	$ 103,379

Notes to Consolidated Financial Statements continued

DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
		(In Thousands)	
STATEMENTS OF INCOME			
Income			
Dividends from subsidiary bank	$ 500	$ 7,300	$ 7,000
Interest and dividend income	178	348	324
Net realized gains (losses) on sales of available-for-sale securities	2,240	29	(11)
	2,918	7,677	7,313
Expense			
Operating expenses	485	370	219
Interest expense	718	1,146	1,041
	1,203	1,516	1,260
Income before income tax and equity in undistributed earnings of subsidiaries	1,715	6,161	6,053
Provision (credit) for income taxes	431	(398)	(371)
Income before equity in earnings of subsidiaries	1,284	6,559	6,424
Equity in undistributed earnings of subsidiaries	21,928	12,199	9,054
	$ 23,212	$ 18,758	$ 15,478

	2002	2001	2000
		(In Thousands)	
STATEMENTS OF CASH FLOWS			
Operating Activities			
Net income	$ 23,212	$ 18,758	$ 15,478
Items not requiring (providing) cash:			
Equity in undistributed earnings of subsidiaries	(21,928)	(12,199)	(9,054)
Depreciation	16	2	—
Amortization	40	34	—
Net realized (gains) losses on sales of available-for-sale securities	(2,240)	(29)	11
Changes in			
Prepaid expenses and other assets	(4)	(942)	—
Accounts payable and accrued expenses	127	496	3
Income taxes	434	(398)	(312)
Net cash provided by (used in) operating activities	(343)	5,722	6,126
Investing Activities			
Purchase of fixed assets	(65)	—	—
Proceeds from sale of available-for-sale securities	9,963	129	65
Other investments	(50)	—	(50)
Investment in subsidiary	—	(534)	(1,000)
Net cash provided by (used in) investing activities	9,848	(405)	(985)
Financing Activities			
Repayment of bank overdraft	—	—	(16)
Proceeds from issuance of trust preferred securities	—	17,250	—
Net increase (decrease) in short-term borrowings	—	(17,841)	9,902
Dividends paid	(3,741)	(3,446)	(3,611)
Stock options exercised	497	206	481
Treasury stock purchased	(1,342)	(1,639)	(11,253)
Net cash used in financing activities	(4,586)	(5,470)	(4,497)
Increase (Decrease) in Cash	4,919	(153)	644
Cash, Beginning of Year	491	644	—
Cash, End of Year	$ 5,410	$ 491	$ 644
Additional Cash Payment Information			
Interest paid	$ 720	$ 1,186	$ 1,038

Independent Accountants' Report



Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

bkd.com

Board of Directors
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Springfield, Missouri
January 31, 2003

Solutions for Success

directors and officers



Executive Officers of Great Southern Bank

Rex Copeland
Senior Vice President and
Chief Financial Officer

Doug Marrs
Vice President, Operations

William V. Turner
Chairman of the Board

Joseph W. Turner
President and
Chief Executive Officer

Steve Mitchem
Senior Vice President and
Chief Lending Officer


A DECADE OF SUCCESS

Directors of Great Southern Bancorp, Inc. and Great Southern Bank

Julie T. Brown
Board Member
Partner, Carnahan, Evans,
Cantwell & Brown

William V. Turner
Chairman of the Board

Joseph W. Turner
President

Larry D. Frazier
Board Member
Retired – Hollister, MO

William E. Barclay
Board Member
Auto Magic/Jiffy Lube Chairman

Thomas J. Carlson
Board Member
Partner, Carlson Gardner, In

officers



Strategic Plan Team

Left of Stairs

Matt Snyder
Vice President and Director of Human Resources

Brian Fogle
Vice President of Community Development

Colleen Neill
Executive Secretary

Barby Pohl
Vice President of Branch Administration

First Row Stairs

Debbie Flowers
Vice President and Credit Risk Manager

Rex Copeland
Senior Vice President and Chief Financial Officer/Treasurer

Teresa Chasteen-Calhoun
Vice President and Director of Marketing

Mike Bennitt
President Great Southern Financial Services

Second Row Stairs

Tammy Baurichter
Vice President and Controller

Larry Larimore
Secretary/Vice President and Compliance Officer

Doug Marrs
Vice President of Bank Operations

Third Row Stairs

Joe Turner
President and Chief Executive Officer

Steve Mitchem
Senior Vice President and Chief Lending Officer

Gary Lewis
Vice President and Commercial Lending Officer

Back Row Stairs

Kelly Polonus
Director of Corporate Communications

Lin Thomason
Senior Vice President and Director of Information Services

Kris Conley
Executive Vice President and General Manager
Great Southern Travel Services

Byron Robison
Vice President and Agency Manager
Great Southern Insurance

